UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8)	☒

INDEPENDENT NICKEL CORP.
(Name of Subject Company)

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

VICTORY NICKEL INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

45401R100
(CUSIP Number of Class of Securities (if applicable))

80 Richmond Street West
Suite 1802
Toronto, Ontario, M5H 2A4
Attention: Sean Stokes
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

August 19, 2008
(Date Tender Offer/Rights Offering Commenced)

59 total pages

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) Notice of Variation and Extension of the Offer to Purchase, dated September 2, 2008

(b) Directors' Circular, dated September 2, 2008

(c) Press release, dated September 3, 2008

Item 2. Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders by Victory Nickel Inc.

DOCUMENT 1

The information in the Offer and Circular may change. Victory Nickel Inc. may not complete the Offer. The Offer and Circular is not an offer to sell the securities issuable hereunder and Victory Nickel Inc. is not soliciting an offer to buy these securities in any jurisdiction where the Offer is not permitted.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, trust company, manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of the Offer and it is an offence to claim otherwise. The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

September 2, 2008

NOTICE OF VARIATION AND EXTENSION

by

VICTORY NICKEL INC.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

INDEPENDENT NICKEL CORP.

on the increased basis of 1.1 Victory Nickel Inc. common shares for each 1 common share of Independent Nickel Corp.

This is a notice of variation and extension (the "**Notice**") of the offer by Victory Nickel Inc. ("**Victory Nickel**" or the "**Offeror**") to purchase all of the issued and outstanding common shares (the "**Independent Nickel Shares**") of Independent Nickel Corp. ("**Independent Nickel**"), including any Independent Nickel Shares that may become issued and outstanding upon the conversion, exchange or exercise of any securities of Independent Nickel that are convertible into or exchangeable for Independent Nickel Shares, as set forth in the offer to purchase dated August 19, 2008 and the accompanying take-over bid circular (the "**Original Offer**"). The Offeror hereby gives notice that it is amending and extending the Original Offer as set forth in this Notice. See "Increase in the Offered Consideration for Independent Nickel Shares", "Extension of the Offer", "Amendments to Consideration Payable for Fractional Shares" and "Amendments to Conditions of the Offer" herein. The Original Offer, as amended and extended by this Notice, is herein referred to as the "**Offer**". Capitalized terms used herein but not defined in this Notice have the meanings set out in the Original Offer.

THE OFFER HAS BEEN AMENDED TO INCREASE THE OFFERED CONSIDERATION FOR THE INDEPENDENT NICKEL SHARES ON THE BASIS OF 1.1 VICTORY NICKEL SHARES FOR EACH 1 INDEPENDENT NICKEL SHARE.

THE OFFER HAS ALSO BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (TORONTO TIME) ON SEPTEMBER 24, 2008, UNLESS FURTHER EXTENDED OR WITHDRAWN BY VICTORY NICKEL (THE "EXPIRY TIME").

THE BOARD OF DIRECTORS OF INDEPENDENT NICKEL HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS OF INDEPENDENT NICKEL ACCEPT THE OFFER AND TENDER THEIR SHARES.

Holders of Independent Nickel Shares ("**Shareholders**") who wish to accept the Offer and deposit their Independent Nickel Shares must properly complete and execute the Letter of Acceptance and Transmittal (printed on yellow paper) which accompanied the Original Offer or a manually signed facsimile thereof and deposit it, together with the certificates representing their Independent Nickel Shares and all other required documents, at one of the offices of the Computershare Investor Services Inc. (the "**Depositary**"), in accordance with the instructions in the Letter of Acceptance and Transmittal or request their stockbroker, investment dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Independent Nickel Shares described in Section 5 of the Original Offer, "Manner of Acceptance - Acceptance by Book-Entry Transfer", as amended by this Notice; or (2) accept the Offer where the certificates representing the Independent Nickel Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Original Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery", as amended by this Notice, using the Notice of Guaranteed Delivery (printed on green paper) which accompanied the Original Offer or a manually signed facsimile thereof. Shareholders whose Independent Nickel Shares are registered in the name of a nominee should consult their stockbroker, investment dealer, commercial bank, trust company or other nominee for assistance in depositing their Independent Nickel Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Independent Nickel Shares directly with the Depositary to accept the Offer.

Questions or requests for assistance may be directed to the Depositary or Kingsdale Shareholder Services Inc. (the "**Information Agent**" for the Offer. Contact details for such persons may be found on the back page of this document. Additional copies of this document, the Original Offer, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found at www.sedar.com.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Victory Nickel may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Depositary for the Offer is: COMPUTERSHARE INVESTOR SERVICES INC.	The Information Agent for the Offer is: KINGSDALE SHAREHOLDER SERVICES INC.
1-800-564-6253	1-800-775-3159

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

The Victory Nickel Shares have not been registered under the U.S. Securities Act and may not be offered or sold within the United States unless the Victory Nickel Shares are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

Shareholders should be aware that the disposition of their Independent Nickel Shares and their acquisition of Victory Nickel Shares in the Offer may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in or citizens of, the United States may not be fully described herein, and such holders are urged to consult their own tax advisors.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Victory Nickel and Independent Nickel are incorporated or organized under the laws of the Province of Ontario that some or all of their respective officers and directors may reside outside the United States, that some or all of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Victory Nickel and Independent Nickel and such above mentioned persons may be located outside the United States. It may be difficult to sue Victory

5

Nickel or Independent Nickel or their respective officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a U.S. court.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO HOLDERS OF INDEPENDENT NICKEL OPTIONS AND WARRANTS

The Offer is made only for Independent Nickel Shares and is not made for any options, warrants or other rights to acquire Independent Nickel Shares. Any holder of options, warrants or other rights to acquire Independent Nickel Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise such options, warrants or other rights in order to obtain certificates representing Independent Nickel Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such options, warrants or other rights to acquire Independent Nickel Shares that the holder will have certificates representing the Independent Nickel Shares received on such exercise or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Original Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery", as amended by this Notice.

The tax consequences to holders of Independent Nickel Options or warrants of exercising or not exercising their Independent Nickel Options or warrants are not described in the Circular. Holders of Independent Nickel Options or warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Independent Nickel Options or warrants.

Notwithstanding the above, Victory Nickel and Independent Nickel have entered into a support agreement which provides, in part, for the exchange of options and warrants of Independent Nickel following the Take-Up Date. See Section 6 of this Notice, "Support Agreement". With respect to warrants of Independent Nickel, Victory Nickel has agreed to use reasonable commercial efforts to take all steps (including seeking all necessary regulatory approvals and executing assumption agreements) to ensure that all warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction or Compulsory Acquisition will, as part of (or as a result of) such Subsequent Acquisition Transaction or Compulsory Acquisition, become securities of Victory Nickel exercisable to purchase Victory Nickel Shares on the basis that each such warrant shall become a warrant to acquire 1.1 Victory Nickel Shares (with the aggregate number of all such Victory Nickel Shares per outstanding certificate being rounded down to the nearest whole number) at an exercise price per Victory Nickel Share equal to the exercise price per Independent Nickel Share of that warrant immediately prior to the Expiry Time divided by 1.1, rounded up to the nearest whole cent and otherwise exercisable in accordance with its terms, including that all such warrants will have the same expiry date and provisions as the corresponding warrants.

With respect to Independent Nickel Options, Victory Nickel has agreed that, provided that Victory Nickel has taken-up and paid for at least 50.1% of the outstanding Independent Nickel Shares (on a fully-diluted basis) and received all applicable regulatory approvals, each Independent Nickel Option that is outstanding and has not been duly exercised prior to the Take-Up Date shall be exchanged for a fully-vested option (each, a "**Replacement Option**") to purchase from Victory Nickel the number of Victory Nickel Shares (rounded down to the nearest whole share) equal to: (i) 1.1 multiplied by (ii) the number of Independent Nickel Shares subject to such Independent Nickel Option immediately prior to the Take-Up Date. Such Replacement Option shall provide for an exercise price per Victory Nickel Share (rounded up to the nearest whole cent) equal to: (i) the exercise price per Independent Nickel Share otherwise purchasable pursuant to such Independent Nickel Option; divided by (ii) 1.1. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Independent Nickel Option for which it was exchanged, and shall be governed by the terms of the applicable Independent Nickel Option Plan, except for the provisions in the Independent Nickel Option Plan that related to the early termination of an Independent Nickel Option as a result of the cessation of the optionee's position as an director, officer or employee of Independent Nickel (or any successor) shall be amended to provide that an officer or employee whose employment is terminated (other than for cause or by reason of death) or a director who ceases to be a director (other than by reason of death) may exercise his or her Replacement Option during the period ending on the expiry of the exercise period under the original Independent Nickel Option. Prior to the Take-Up Date, Victory Nickel shall take all corporate action necessary to reserve for issuance a sufficient number of Victory Nickel Shares for delivery upon the exercise of the Replacement Options that will be so issued.

STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain information in this Notice, the Offer and Circular and the material incorporated by reference therein (the "**Documents**") is "forward looking information". Forward looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" or other similar words, or statements that certain events or conditions "may" or "will" occur. Forward looking information involves significant known and unknown risks and uncertainties. A number of factors, many of which are beyond the control of Victory Nickel could cause actual results to differ materially from the results discussed in the forward looking information. Although the forward looking information is based upon assumptions which management of Victory Nickel believes to be reasonable, Victory Nickel cannot provide any assurance that actual results will be consistent with this forward looking information. Victory Nickel assumes no obligation to update or revise any forward looking information to reflect new events or circumstances, except as required by law. Because of the risks, uncertainties and assumptions inherent in forward looking information, prospective investors, including holders of Independent Nickel Shares, in Victory Nickel's securities should not place undue reliance on this forward looking information.

In particular, the Documents contain forward looking information pertaining to the following:

- the size of, and future net revenues from nickel resources and by-products;
- production levels of nickel and by-products, including hydraulic fracturing sand ("**frac sand**") used in the oil and gas industry;
- expectations regarding future development costs and the ability to fund such costs;
- projections of market prices and costs; and
- expectations regarding capital expenditures and exploration activities.

With respect to forward looking information contained in the Documents, Victory Nickel has made assumptions regarding, among other things:

- future prices for nickel;
- future prices for by-products, including frac sand;
- future currency and interest rates;
- Victory Nickel's ability to generate sufficient cash flow from operations and access existing credit facilities and capital markets to meet its future obligations;
- the regulatory framework representing royalties, taxes and environmental matters in the countries in which Victory Nickel conducts its business; and
- Victory Nickel's ability to obtain qualified staff and equipment in a timely and cost efficient manner to meet its demand.

Some of the risks that could affect Victory Nickel's future results and could cause results to differ materially from those expressed in Victory Nickel's forward looking statements include:

- the need to obtain required approvals and permits from regulatory authorities;
- the impact of competition;
- compliance with and liabilities under environmental laws and regulations;
- the uncertainties of estimates by Victory Nickel's independent consultants with respect to Victory Nickel's resources;
- the volatility of nickel prices;
- the market for and pricing of by-products, including frac sand;

- changes to royalty regimes and government regulations regarding royalty payments;
- geological, technical, drilling and processing problems;
- Victory Nickel's ability to hire and retain staff;
- imprecision in estimating capital expenditures and operating expenses;
- imprecision in estimating the timing, costs and levels of production and drilling;
- imprecision in estimates of future production capacity;
- potential delays or changes in plans with respect to exploration and development projects or capital expenditures;
- general economic and business conditions;
- unavailability of required equipment and services; and
- the other factors discussed under "Risk Factors" in Victory Nickel's revised annual information form.

Statements relating to "reserves" and "resources" are deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources, as the case may be, described exist in the quantities predicted or estimated, and can be profitably produced in the future.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THE DOCUMENTS HAS BEEN PROVIDED BY, OR DERIVED FROM, INFORMATION PROVIDED BY CERTAIN THIRD PARTIES. ALTHOUGH VICTORY NICKEL HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, VICTORY NICKEL ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH THIRD PARTIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO VICTORY NICKEL.

CURRENCY

Unless otherwise indicated, all references to "$" or "dollars" in this Notice refer to Canadian dollars.

NOTICE OF VARIATION AND EXTENSION

TO: THE SHAREHOLDERS OF INDEPENDENT NICKEL CORP.

By notice provided to the Depositary and as set forth in this Notice, the Offeror is varying the terms of the Offer and extending the time during which the Offer is open for acceptance. Except as otherwise set forth in this Notice, the information, terms and conditions in the Original Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith.

1. Increase in the Offered Consideration for Independent Nickel Shares

The Offeror has amended the Original Offer by increasing the consideration payable for each Independent Nickel Share taken up under the Offer from 1 Victory Nickel Share for each 1 Independent Nickel Share to 1.1 Victory Nickel Shares for each 1 Independent Nickel Share. All Shareholders who tender their Independent Nickel Shares to the Offer will receive the increased consideration for their Independent Nickel Shares taken up under the Offer, including those Shareholders who may have already tendered Independent Nickel Shares to the Offer. Shareholders who have already tendered to the Offer need do nothing further. The Offeror will pay the increased price to such Shareholders at the time of payment by the Offeror for Independent Nickel Shares under the Offer.

Accordingly, all references to "on the basis of 1 (one) Victory Nickel Inc. common share for each 1 (one) common share of Independent Nickel Corp." or "on the basis of 1 (one) Victory Nickel Share for each 1 (one) Independent Nickel Share" or "on the basis of one common share of Victory Nickel for each common share of Independent Nickel" or "for each 1 (one) Independent Nickel Share, Victory Nickel is offering 1 (one) Victory Nickel Share" or any other similar phrasing in the Original Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are amended to refer to "on the basis of 1.1 Victory Nickel Inc. common shares for each 1 common share of Independent Nickel Corp." or to "on the basis of 1.1 Victory Nickel Shares for each 1 Independent Nickel Share" or to "on the basis of 1.1 common shares of Victory Nickel for each common share of Independent Nickel" or to "for each 1 Independent Nickel Share, Victory Nickel is offering 1.1 Victory Nickel Shares", respectively, or to similar phrasing that indicates that the Offered Consideration is 1.1 Victory Nickel Shares per 1 Independent Nickel Share.

2. Extension of the Offer

By notice to the Depositary given on September 2, 2008, the Offeror amended the Original Offer by extending the time during which the Offer is open for acceptance from 6:00 p.m. (Toronto Time) on September 23, 2008 to 6:00 p.m. (Toronto Time) on September 24, 2008. Accordingly, the definition of "Expiry Date" in the "Glossary" section of the Original Offer and Circular (found on page 6 of the Original Offer and Circular) is deleted and replaced by the following:

> **"Expiry Date"** means September 24, 2008 or such other date as may be fixed by the Offeror from time to time pursuant to Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

In addition, all references to "September 23, 2008" in the Original Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are amended to refer to " September 24, 2008".

3. Amendments to Consideration Payable for Fractional Shares

The Offeror has amended the Original Offer by changing the consideration payable for fractional shares from a cash payment to payment of additional Victory Nickel Shares and by changing how fractional shares are rounded.

Section 1 of the Original Offer, "The Offer", is amended by deleting the fourth paragraph in its entirety and replacing it with the following:

> "No fractional Victory Nickel Shares will be issued pursuant to the Offer. Where the aggregate number of Victory Nickel Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Victory Nickel Share being issuable, the number of Victory Nickel Shares to be received by such Shareholder will either be rounded up (if the

fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number."

Section 3 of the Original Offer, "Take-Up and Payment for Deposited Shares" is amended by deleting the fourth and fifth paragraphs in their entirety and replacing them with the following:

"The Offeror will pay for Independent Nickel Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Victory Nickel Shares for transmittal to persons who have deposited Independent Nickel Shares under the Offer. The Depositary will act as the agent of the persons who have deposited Independent Nickel Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from the Offeror and transmitting such Offered Consideration to such persons. Receipt of the share certificates representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Independent Nickel Shares pursuant to the Offer.

Settlement with each Shareholder who has validly deposited and not validly withdrawn Independent Nickel Shares under the Offer will be made by the Depositary forwarding a certificate for the Victory Nickel Shares to which such Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Acceptance and Transmittal, the certificates will be issued in the name of the registered Shareholder of the Independent Nickel Shares so deposited. Unless the person depositing the Independent Nickel Shares instructs the Depositary to hold the certificates representing the Victory Nickel Shares for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, the certificates will be forwarded by first class insured mail to such person at the address specified in the Letter of Acceptance and Transmittal. If no such address is specified, the certificates will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Independent Nickel. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing."

Section 5 of the Original Offer, "Manner of Acceptance", is amended by deleting the paragraph entitled "Currency of Payment" in its entirety.

Section 5 of the Original Offer, "Manner of Acceptance", is further amended by deleting the paragraph entitled "Signature Guarantees" in its entirety and replacing it with the following:

"No signature guarantee is required on the Letter of Acceptance and Transmittal if:

(a) the Letter of Acceptance and Transmittal is signed by the registered owner of the Independent Nickel Shares exactly as the name of the registered Shareholder appears on the Independent Nickel Share certificate deposited therewith, and the certificates for Victory Nickel Shares issuable under the Offer, are to be delivered directly to such registered Shareholder; or

(b) Independent Nickel Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Independent Nickel Shares is registered in the name of a person other than the signatory of a Letter of Acceptance and Transmittal or if the certificates for the Victory Nickel Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution."

Section 5 of the Original Offer, "Manner of Acceptance", is further amended by deleting the paragraph entitled "Determination of Validity" in its entirety and replacing it with the following:

"All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Independent Nickel Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Independent Nickel Shares determined by it not to be in proper form, or the issue of Victory Nickel Shares in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer; or (ii) any defect or irregularity in any deposit of Independent Nickel Shares. No deposit of Independent Nickel Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Independent Nickel Shares to any person on account of Independent Nickel Shares accepted for exchange pursuant to the Offer."

Section 10 of the Original Offer, "Mail Service Interruption", is deleted in its entirety and replaced with the following:

"10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Independent Nickel Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer to Purchase, "Notice and Delivery", the deposit share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Independent Nickel Shares will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer to Purchase, "Notice and Delivery".

4. Amendments to Conditions of the Offer

Paragraphs (a) through (m) of Section 2 of the Original Offer, "Conditions of the Offer", are deleted in their entirety and replaced with the following:

"(a) the resolution (or any amendment or variation thereof) to be considered at the meeting of holders of Independent Nickel Shares scheduled to be held September 17, 2008 (the "**Meeting**") respecting the proposed financing of Independent Nickel by any private company or person in the Hunter Dickinson group of companies including Hunter Dickinson Inc. and Heatherdale Resources Ltd. (collectively, "**HD**") which would result in HD holding up to approximately 57% of the then outstanding Independent Nickel Shares (assuming the exercise of warrants to be issued in connection with the proposed financing) or any variation thereof (the "**Private Placement**") **not** having been approved at the Meeting or any adjournment(s) thereof;

(b) the Minimum Tender Condition;

(c) the terms of the Private Placement or any agreement, obligation or arrangement of any kind in relation thereto shall not have been amended from the date of the Offer;

(d) no amount of money being or being agreed to be borrowed by Independent Nickel from, or owed or becoming payable by Independent Nickel to, HD or any of its affiliates as a result of any agreement, dispute or claim as between Independent Nickel and HD or any of its affiliates, or otherwise, and no other agreement or other obligation between Independent Nickel and HD or any of its affiliates existing as at the Expiry Time;

(e) all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law, policy or practice (including, those of any provincial securities authorities, stock exchanges, other securities regulatory authorities or U.S. state or federal authorities) in connection with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to Victory Nickel acting reasonably;

(f) no act, action, suit or proceeding shall have been taken before or by any Governmental Entity (including, by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

(i) to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Offeror of the Independent Nickel Shares or the right of the Offeror to own or exercise full rights of ownership of the Independent Nickel Shares; or

(ii) which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Independent Nickel Shares deposited under the Offer; or

(iii) seeking to obtain from the Offeror or any of its subsidiaries or Independent Nickel or any of its subsidiaries any material damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction); or

(iv) seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Independent Nickel or its subsidiaries or to compel the Offeror or its subsidiaries to dispose of or hold separate any material portion of the business or assets of Independent Nickel or any of its subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(g) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Independent Nickel Shares deposited under the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(h) all necessary orders, authorizations or consents which are required under all applicable securities laws and the rules and policies of the TSX for the offering, issuance and listing of the Victory Nickel Shares under the Offer shall have been obtained;

(i) the Offeror shall have determined, acting reasonably that no material adverse effect respecting Independent Nickel and its Subsidiaries shall have occurred or arisen;

(j) at the time the Offeror proposes to take up and pay for the Independent Nickel Shares, there does not exist any prohibition at applicable Law against the Offeror taking up and paying for any Independent Nickel Shares deposited under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(k) there shall not have occurred after the date of the Support Agreement any actual change (including a proposal to amend any applicable Tax Laws or any publicly stated administrative practice regarding taxes) that directly or indirectly increases materially the effective tax liability of, or in respect of the proceeds from, the sale or other disposition of any assets or securities owned by, Independent Nickel or any of its Subsidiaries, or that has or may have a material adverse effect on Independent Nickel and its Subsidiaries , with respect to the regulatory regime applicable to their respective business and operation or with respect to taking up and paying for Independent Nickel

Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction;

(l) neither Independent Nickel nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, (i) would constitute such a default under any Material Agreement, (ii) would give rise to any right of termination or acceleration of material indebtedness of Independent Nickel or any of its Subsidiaries or cause any such indebtedness to come due before its stated maturity or cause any available credit of Independent Nickel or any of its Subsidiaries to cease to be available, or (iii) would result in the imposition of any Material Lien upon any of Independent Nickel's assets or the assets of any of its Subsidiaries, except where Victory Nickel, acting reasonably, believes that such event, condition or occurrence would not cause a material adverse effect on Independent Nickel and its Subsidiaries;

(m) all non-governmental consents, approvals and waivers which Victory Nickel, acting reasonably, believes are required, under or pursuant to any contract, agreement, licence, lease, franchise or permit to which Independent Nickel or any of its Subsidiaries is bound or is subject, in connection with completion of the Offer, any Compulsory Acquisition Transaction or Subsequent Acquisition Transaction, shall have been obtained or received, except for those where the failure to obtain such consent, approval or waiver (either individually or in the aggregate) would not cause a material adverse effect on Independent Nickel and its Subsidiaries;

(n) the board of directors of Independent Nickel shall not have withdrawn any recommendation made by it that Shareholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

(o) (i) all representations and warranties of Independent Nickel in the Support Agreement: (A) that are qualified by a reference to a "material adverse effect" of Independent Nickel or materiality shall be true and correct in all respects, and (B) that are not qualified by a reference to a material adverse effect respecting Independent Nickel or materiality, shall be true and correct in all material respects; and

(ii) Independent Nickel shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by Independent Nickel at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation),

except for untrue or incorrect representations or warranties or breaches which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Independent Nickel or materially and adversely affect the ability of the Offeror to consummate the Offer or, if the Offer is consummated, reasonably be expected to have a material adverse effect on the Offeror; and the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate of Independent Nickel, signed by two senior officers (without personal liability), satisfactory to the Offeror, acting reasonably, certifying the foregoing after due inquiry;

(p) the Support Agreement shall not have been terminated in accordance with its terms; and

(q) the Lock-Up Agreements shall not have been terminated."

As a consequence, the following definitions are added to the "Glossary" section of the Original Offer and Circular (in each case in alphabetical order in relation to the other defined terms set out therein):

"Acquisition Proposal" means any proposal or offer made by any person (other than Victory Nickel) with respect to (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, liquidation, dissolution, reorganization, business combination or any similar transaction involving Independent Nickel or any of its Subsidiaries; (ii) the acquisition in any manner, directly or indirectly, by any person (or group of persons acting jointly or in concert) of all or substantially all of the assets of Independent Nickel or any of its Subsidiaries (or any lease, long-term supply agreement or other arrangement having a similar economic effect to the purchase or sale of such assets); (iii) the acquisition in any manner, directly or indirectly, by any person (or group of persons acting jointly or in concert) of beneficial or registered ownership of any Independent Nickel Shares or convertible securities which could have the effect of such person (or group of persons acting jointly or in concert) acquiring or beneficially owing or exercising control or direction over (in a single transaction or a series of related transactions) more than 20% of the issued and outstanding Independent Nickel Shares or otherwise granting a person de facto control of Independent Nickel; or (iv) any sale of treasury shares of Independent Nickel or any Subsidiary thereof or securities convertible, exercisable or exchangeable for such treasury shares which exceed 20% of the issued and outstanding Independent Nickel Shares in a single transaction or a series of related transactions or otherwise granting a Person de facto control of Independent Nickel.

"**Lien**" means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

"**Lock-Up Agreements**" means, collectively, the lock-up agreements dated September 2, 2008 between Victory Nickel and each of the directors and officers of Independent Nickel.

"**Material Agreements**" means all agreements, arrangements, contracts, understandings, permits, licences, approvals, certificates and other rights and authorizations, written or oral, to which the applicable Party or any of its subsidiaries is a party, each of which (i) involves a payment (or aggregate payments) or consideration of more than $500,000, or (ii) could materially affect the business or financial condition of the applicable Party and its subsidiaries, taken as a whole.

"**Material Lien**" means a Lien with a value of more than $100,000 for any one Lien or $200,000 in the aggregate, or any Lien that could materially affect the business or financial condition of the applicable Party and its subsidiaries, taken as a whole.

"**Parties**" means the Independent Nickel and Victory Nickel; and "**Party**" means either of them.

"**Subsidiary**" means, when used in relation to Independent Nickel, Lynn Lake Nickel Mining Company Ltd.

"**Superior Proposal**" means any *bona fide* written Acquisition Proposal, other than the Offer, by a third party which was not solicited or encouraged by or on behalf of Independent Nickel after September 2, 2008 and did not otherwise result from a breach of Independent Nickel's obligations under Sections 3.2 and 5.3 and that the board of directors of Independent Nickel determines in its good faith after consultation with its financial advisors and outside legal counsel would, if consummated in accordance with its terms, result in a transaction more favourable to the Shareholders, from a financial point of view, than the terms of the Offer.

"**Support Agreement**" means the support agreement dated September 2, 2008 between Victory Nickel and Independent Nickel, providing, among other things, for the agreement of Independent Nickel to support the Offer.

"**Tax Laws**" means any requirement pursuant to Law relating to Taxes, including the *Income Tax Act* (Canada), as amended.

In addition, "**Material Adverse Effect**" is deleted from the "Glossary" section in its entirety and is replaced with the following:

"**material adverse effect**" means, when used in relation to a Party and its Subsidiaries, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business (including the continued ownership, development or operation of any of the currently held mineral properties of such Party and its Subsidiaries taken as a whole), operations or financial condition of such Party and its Subsidiaries taken as a whole (including any change, effect, event, occurrence or state of facts that would reasonably be expected to prevent, make illegal or materially delay or interfere with the completion of the Offer in accordance with the Support Agreement), other than changes, effects, events, occurrences or states of facts solely relating to or solely resulting from (a) any change, effect, event, occurrence or state of facts relating to global economic, business, regulatory or political conditions or securities, credit, financial or currency markets in general, (b) changes affecting the global mining industry generally, (c) any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (d) any change in the market price of nickel, (e) any change in Canadian GAAP, or (f) any change in the market price or trading volume of the common shares of such Party related to the Support Agreement and the Offer or the announcement thereof, or primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition under clauses (a), (b), (c), (d) or (e) hereof; provided, however, that such change, effect, event, occurrence or state of facts referred to in clause (a), (b), (c), (d) or (e) above does not primarily relate only to (or have the effect of primarily relating only to) such Party and its Subsidiaries, taken as a whole, or disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which such Party and its Subsidiaries operate.

5. Recent Developments

On August 19, 2008, Independent Nickel issued a press release advising Shareholders to take no action in response to Victory Nickel's Original Offer until the Board of Directors provided a formal response. Independent Nickel advised that its Board of Directors would be forming a special committee of independent directors to consider the adequacy of Victory Nickel's Original Offer and the full range of alternatives to maximize value for Shareholders and to make recommendations to the Board of Directors.

On August 22, 2008, Independent Nickel issued a press release advising Shareholders that its special committee had retained Paradigm Capital Inc. as its financial advisor in connection with the Offer to assist the special committee in evaluating the Offer, including the preparation and delivery to the special committee of an opinion as to the fairness of the Offer, from a financial point of view, to Shareholders.

On August 29, 2008, Independent Nickel and Victory Nickel began discussions to explore whether a consensual transaction between the two companies could be reached, including an increase in the consideration offered.

On September 2, 2008, the board of directors of Victory Nickel and the special committee and board of directors of Independent Nickel approved the terms upon which Victory Nickel would enter into a support agreement with Independent Nickel and into lock-up agreements with each of the directors and officers of Independent Nickel. Pursuant to the terms of the support agreement dated September 2, 2008 between Victory Nickel and Independent Nickel (the "**Support Agreement**"), Independent Nickel has agreed to support the Offer and not to solicit any competing acquisition proposals and Victory Nickel agreed to revise the consideration for the Independent Nickel Shares. See Section 6 "Support Agreement" below. Pursuant to various lock-up agreements dated September 2, 2008 entered into with Victory Nickel (the "**Lock-Up Agreements**"), each of the directors and senior officers of Independent Nickel has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Independent Nickel Shares collectively representing, in the aggregate, approximately 9% of the outstanding Independent Nickel Shares (calculated on a fully-diluted basis). See Section 7 "Lock-Up Agreements" below.

On September 2, 2008, concurrent with the finalization of this Notice, the Board of Directors of Independent Nickel finalized their circular (the "**Directors' Circular**"), recommending that Shareholders accept the Offer.

A press release regarding the increase in the consideration of the Offer, the Support Agreement and the Lock-Up Agreements was issued prior to the opening of the TSX on September 3, 2008.

6. Support Agreement

On September 2, 2008, Victory Nickel and Independent Nickel entered into the Support Agreement, pursuant to which, among other things, Victory Nickel agreed to revise the consideration for the Independent Nickel Shares and Independent Nickel agreed to recommend that Shareholders accept the Offer.

Accordingly, Section 9 of the Circular, "Arrangements, Agreements, Commitments or Understandings" is deleted in its entirety and replaced with the following:

> **"9. Arrangements, Agreements, Commitments or Understandings**
>
> Other than the Support Agreement and the Lock-Up Agreements and the matters provided for therein, there are no arrangements or agreements made or proposed to be made among Victory Nickel and any of the directors or senior officers of Independent Nickel and no payments or other benefits are proposed to be made or given by Victory Nickel by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office following the completion of the Offer. Other than the Lock-Up Agreements, there are no agreements, arrangements or understandings, formal or informal, among Victory Nickel and any securityholder of Independent Nickel with respect to the Offer."

In addition, Section 10 of the Circular, "Acceptance of the Offer" is deleted in its entirety and replaced with the following:

> **"10. Acceptance of the Offer**
>
> Other than as contemplated by the Support Agreement and the Lock-Up Agreements, Victory Nickel has no knowledge regarding whether any Shareholders will accept the Offer."

Summary of the Support Agreement

Independent Nickel and the Offeror have entered into the Support Agreement pursuant to which the Offeror has agreed to make the Offer. Independent Nickel has represented to the Offeror in the Support Agreement, among other things, that its board of directors has received advice from Paradigm Capital Inc. that the Offer is fair from a financial point of view to the Shareholders, and that its board of directors has unanimously (i) approved the entering into of the Support Agreement, (ii) determined that the Offer is in the best interests of Independent Nickel and its Shareholders, and (iii) determined to recommend that the Shareholders accept the Offer.

Until the Take-Up Date or the earlier termination of the Support Agreement, Independent Nickel has agreed to, and to cause each of its subsidiaries to, conduct its and their respective businesses only in, and not to take any action except in, the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable laws. Independent Nickel is also specifically prohibited from taking certain actions without the consent of the Offeror, including issuing any securities or incurring any indebtedness other than in the ordinary course.

Independent Nickel has agreed not to, and to cause each of its subsidiaries not to, (a) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries or proposals regarding any Acquisition Proposal, and (b) subject to certain exceptions, provide any material non-public information to, continue or participate in any discussions or negotiations relating to any such transactions with, or otherwise co-operate with or assist or facilitate, encourage or participate in any effort to take such action by, any person. These restrictions do not, however, prevent the board of directors of Independent Nickel from responding to an Acquisition Proposal that it reasonably believes may be a Superior Proposal or recommending to the Shareholders a Superior Proposal.

Provided that there has been no breach or non-performance by the Offeror in any material respect of any of its representations, warranties or covenants in the Support Agreement, Independent Nickel is obligated to pay the Offeror the amount of $600,000 (the "**Non-Completion Fee**") in circumstances where (a) the board of directors of Independent Nickel has withdrawn or, in any manner adverse to the Offeror, redefined, modified or changed any of its recommendations in favour of the Offer referred to in the Support Agreement prior to the Expiry Time, or has resolved or proposed publicly to do so, (b) a bona fide Acquisition Proposal for the Independent Nickel Shares is publicly announced or commenced prior to the Expiry Time and the board of directors of Independent Nickel shall have failed to reaffirm and maintain its recommendation of the Offer within 5 business days after the announcement or commencement of the Acquisition Proposal (or in the event that the Offer shall be scheduled to expire within such period, prior to the scheduled expiry of the Offer), (c) prior to the Expiry Time the board of directors of Independent Nickel shall have recommended that the Shareholders deposit their Independent Nickel Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal, (d) Independent Nickel shall have entered into an agreement (other than any confidentiality agreement entered into prior to the date of the Support Agreement and,

16

any confidentiality agreement entered into on or after the date of the Support Agreement which contains standstill provisions no less favourable to the third party than those contained in the confidentiality agreement between Independent Nickel and the Offeror) with any person with respect to an Acquisition Proposal prior to the Expiry Time and the Offeror does not exercise its right to make an amended offer pursuant to the Offeror's right to amend the Offer under the Support Agreement, (e) an Acquisition Proposal is publicly announced, proposed, offered or made to the Shareholders or to Independent Nickel prior to the Expiry Time and, upon the Expiry Time, the Minimum Tender Condition has not been satisfied or waived, and, on or prior to the date which is 6 months subsequent to the Expiry Time, Independent Nickel shall have entered into any agreement (other than any confidentiality agreement described in (d) above) in respect of such Acquisition Proposal or such Acquisition Proposal shall have been otherwise consummated, or (f) Independent Nickel fails to comply fully with, in all material respects, or breaches, in any material respect, certain of its covenants made in the Support Agreement.

Independent Nickel has agreed not to enter into any agreement (other than a confidentiality agreement described in item (d) of the paragraph above) regarding a Superior Proposal or release the party making a Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer, without providing the Offeror with an opportunity of not less than five business days from the date Independent Nickel gives notice to the Offeror that it has determined an Acquisition Proposal constitutes a Superior Proposal to amend the Support Agreement and, if applicable, the Offer to provide sufficient value to Shareholders such that such Acquisition Proposal no longer constitutes a Superior Proposal. Independent Nickel has covenanted to provide the Offeror with all material terms and conditions of any agreement relating to a Superior Proposal at least five business days prior to its proposed execution of any such agreement.

The Support Agreement may be terminated in limited circumstances, including (a) by Independent Nickel, if the Offeror has not mailed the Original Offer and Notice of Variation to Shareholders on or before 11:59 p.m. (Toronto time) on September 3, 2008 (other than because certain conditions set forth in the Support Agreement having not been satisfied or waived by the Offeror); (b) by Independent Nickel, if the Offeror has not taken up and paid for the Independent Nickel Shares deposited under the Offer on or before the date which is 75 days following the date of the Offer, unless, in certain circumstances, the failure of the Offeror to take up and pay for the Independent Nickel Shares arises as a result of a default by Independent Nickel of any covenant or obligation of Independent Nickel under the Support Agreement or as a result of any representation or warranty of Independent Nickel under the Support Agreement being untrue or incorrect; (c) by either the Offeror or Independent Nickel in the event that the Non-Completion Fee referred to above becomes payable and is in fact paid by Independent Nickel and received by the Offeror; (d) by Independent Nickel or the Offeror, in the event that the other shall not have complied with or performed, in all material respects, its respective covenants and obligations contained in the Support Agreement to be complied with or performed at or prior to the Expiry Time, or any representations or warranties of the other under the Support Agreement are not true and correct, in all material respects (or in the case of representations and warranties qualified by reference to a material adverse effect, true and correct in all respects), at or prior to the Expiry Time provided that the party in breach has been given notice thereof, and five days to cure any such misrepresentation or failure to comply or perform; (e) by mutual written consent of the parties; (f) by the Offeror, if certain conditions in the Support Agreement have not been satisfied or waived by the Offeror by the time provided for in the Support Agreement; or (g) by the Offeror, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any of the Independent Nickel Shares as a result of certain conditions in the Support Agreement not being satisfied and which have not been waived by the Offeror.

The full text of the Support Agreement has been filed by both Victory Nickel and Independent Nickel with the Canadian securities regulatory authorities and is available through the SEDAR website at www.sedar.com.

7. Lock-Up Agreements

The Offeror has entered into the Lock-Up Agreements with each of the directors and officers of Independent Nickel (each, a "**Locked-Up Shareholder**") pursuant to which each Locked-Up Shareholder has agreed to deposit under the Offer the Independent Nickel Shares beneficially owned by him or her (representing an aggregate of 5,337,187 Independent Nickel Shares or approximately 9 % of the outstanding Independent Nickel Shares), and not withdraw them except in limited circumstances. In addition, each Locked-Up Shareholder has agreed, with respect to any options, warrants and other rights and securities convertible into, or exercisable or exchangeable for, Independent Nickel Shares or securities convertible into, or exercisable or exchangeable for, Independent Nickel Shares (collectively, the "**Convertible Securities**"), to tender to the Offer all of the Independent Nickel Shares issued in connection with any exercise of such Convertible Securities prior to the expiry of the Offer (the Locked-Up

Shareholders have indicated that they hold Convertible Securities exercisable for approximately 5,740,000 Independent Nickel Shares).

Each of the Locked-Up Shareholders has agreed (a) to tender (or cause to be tendered) the Independent Nickel Shares held by him or her (and any Independent Nickel Shares acquired from the date of the Lock-Up Agreement until the expiry of the Offer through the exercise of Convertible Securities or otherwise) to the Offer, (b) to vote (or cause to be voted) the Independent Nickel Shares held by him or her at any meeting of Shareholders called to propose a resolution or transaction which would in any manner frustrate, prevent, delay or nullify the Offer or any of the other transactions contemplated by the Support Agreement, against such resolution or transaction, except to the extent that any such resolution or transaction shall have been approved or recommended by the board of directors of Independent Nickel in a manner consistent with its obligations under the Support Agreement, (c) not to sell, assign, convey, encumber or otherwise dispose of any of the Independent Nickel Shares or Convertible Securities held by him or enter into any contract, option or other arrangement in respect thereto provided that the Shareholder shall be entitled to assign or otherwise dispose of Independent Nickel Options granted to it pursuant to any of Independent Nickel's stock option plans (collectively, the "**Plan**") in accordance with the terms of the Plan provided that the assignee or other transferee executes and delivers a Lock-Up Agreement to the Offeror in respect of such Independent Nickel Options, and (d) at the expense of the Offeror, to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as the Offeror may reasonably request for the purpose of effectively carrying out the matters contemplated by the Lock-Up Agreement.

In the event that an Acquisition Proposal is made which Independent Nickel determines to be a Superior Proposal, unless the Offeror amends the Support Agreement and, if applicable, the Offer (in accordance with its right to respond under Section 5.3 of the Support Agreement) to provide sufficient value to Shareholders such that such Acquisition Proposal no longer constitutes a Superior Proposal, a Locked-Up Shareholder shall no longer be required to tender his or her Independent Nickel Shares to the Offer and may withdraw any such Independent Nickel Shares tendered to the Offer, and the Locked-Up Shareholder may tender his or her Independent Nickel Shares to the Superior Proposal or otherwise deal with such Independent Nickel Shares in any manner as the Shareholder may determine. Further, in the event that fewer than 66⅔% of the issued and outstanding Independent Nickel Shares (on a fully-diluted basis) are tendered to the Offer and the Offeror waives the Minimum Tender Condition to take up the Independent Nickel Shares that have been tendered, each Locked-Up Shareholder shall be entitled to withdraw his or her Independent Nickel Shares tendered to the Offer.

Each of the Locked-Up Shareholders also agrees (a) not to solicit, initiate, facilitate, promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, directly or indirectly, any person other than the Offeror relating to his or her Independent Nickel Shares or Convertible Securities, or concerning any transaction involving Independent Nickel or any of its subsidiaries or permit any of the Locked-Up Shareholders' officers, directors, employees, agents or representatives to do likewise on the Locked-Up Shareholders' behalf, and (b) not to initiate, propose, assist or participate in any solicitation of Shareholders, nor to induce or attempt to induce any other person to initiate any transaction which may reasonably be expected to reduce the likelihood of the Offer being successfully completed.

The full text of the Lock-Up Agreements have been filed by both Victory Nickel and Independent Nickel with the Canadian securities regulatory authorities and is available through the SEDAR website at www.sedar.com.

8. Time for Acceptance

The Offer is open for acceptance until, but not later than, 6:00 p.m. (Toronto Time) on September 24, 2008, or until such time and date to which the Offer may be further extended by the Offeror at its discretion unless withdrawn by the Offeror. See Section 4 of the Original Offer "Time for Acceptance".

9. Manner of Acceptance

Independent Nickel Shares may be deposited to the Offer in accordance with the provisions set forth in Section 5 of the Original Offer "Manner of Acceptance", as amended by this Notice.

10. Take-up and Payment of Deposited Independent Nickel Shares

The Offeror will take up and pay for Independent Nickel Shares validly deposited under the Offer and not withdrawn as set forth in Section 3 of the Original Offer, "Take-Up and Payment for Deposited Shares", as amended by this Notice.

11. Right to Withdraw Deposited Independent Nickel Shares

Shareholders have the right to withdraw Independent Nickel Shares deposited pursuant to the Offer under circumstances and in the manner described in Section 8 of the Original Offer, "Right to Withdraw Deposited Independent Nickel Shares".

12. Consequential Amendments to Offer, Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery. Except as varied hereby, all terms of the Original Offer remain in effect, unamended.

13. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides security holders of Independent Nickel with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of this Notice have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Offeror.

The Original Offer, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: September 2, 2008

(Signed) *René R. Gallpeau*	(Signed) *Robert G. Wardell*
Vice-Chairman and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

On behalf of the board of directors

(Signed) *George Archibald*	(Signed) *Howard Stockford*
Director	Director

The Depositary for the Offer is:

Computershare

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021, 31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier:

9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

North American Toll Free Number:	1-800-564-6253
Local/Overseas:	1-514-982-7555
E-Mail:	corporateactions@computershare.com
Website:	www.computershare.com

The Information Agent for the Offer is:

KINGSDALE
Shareholder Services Inc.

By Mail, Registered Mail, by Hand or by Courier:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:	1-800-775-3159
Facsimile:	1-416-867-2271
Toll Free Facsimile:	1-866-545-5580
Local/Overseas:	1-416-867-2272
E-Mail:	contactus@kingsdaleshareholder.com
Website:	www. kingsdaleshareholder.com

Any questions or requests for assistance may be directed by Shareholders to the contact information set out above. Shareholders may also contact their stockbroker, investment dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

DOCUMENT 2

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Victory Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor.

DIRECTORS' CIRCULAR

recommending

ACCEPTANCE

of the Offer by

VICTORY NICKEL INC.

dated August 19, 2008 (as varied on September 2, 2008)

to purchase all of the outstanding Common Shares of

INDEPENDENT NICKEL CORP.

The Board of Directors of Independent Nickel Corp.

UNANIMOUSLY

recommends that Shareholders

ACCEPT

the Victory Offer and

TENDER

their Common Shares to the Victory Offer

NOTICE TO UNITED STATES SHAREHOLDERS

This Directors' Circular has been prepared in accordance with Canadian disclosure requirements. Shareholders should be aware that such requirements are different from those of the United States and other non-Canadian jurisdictions. Independent Nickel's financial statements are prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of the United States and other non-Canadian jurisdictions. The enforcement by Shareholders of civil liabilities under United States federal securities laws or under the laws of other non-Canadian jurisdictions may be affected adversely by the fact that Independent Nickel is incorporated under the laws of a foreign country, that some of its executive officers and directors are residents of Canada, that some or all of the experts noted herein may be residents of Canada and that a substantial portion of Independent Nickel's assets are located outside the United States. You may not be able to sue Independent Nickel or its officers or directors in a Canadian court for violations of United States or other non-Canadian securities laws. It may be difficult to compel Independent Nickel and its affiliates to subject themselves to the jurisdiction of a court in the United States or other non-Canadian jurisdiction or to enforce a judgment obtained from a court in the United States or other non-Canadian jurisdiction. This transaction has not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

September 2, 2008

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this Directors' Circular constitute forward-looking information. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "plans", "intends", and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Such forward-looking information is based on current internal expectations, estimates, projections, assumptions and beliefs of Independent Nickel Corp. ("**Independent Nickel**") and Independent Nickel believes the expectations reflected in such forward-looking information are reasonable. However, no assurance can be given that these expectations will prove to be correct and the forward-looking information speaks only as of the date of this Directors' Circular and none of Independent Nickel or the Directors of Independent Nickel undertakes any obligation to publicly update or revise any forward-looking information contained in this Directors' Circular, except as required by applicable laws.

NOTICE REGARDING FINANCIAL INFORMATION AND CURRENCY

All financial information included herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("**GAAP**").

In this Directors' Circular, references to "**$**" and "dollars" are to the lawful currency of Canada. **All dollar amounts herein are in Canadian dollars, unless otherwise stated.**

INTRODUCTION

This Directors' Circular is issued by the board of directors (collectively, the "**Board of Directors**", and each director, a "**Director**") of Independent Nickel Corp. ("**Independent Nickel**" or the "**Corporation**") in connection with the offer (the "**Victory Offer**" or the "**Offer**") made by Victory Nickel Inc. ("**Victory**" or the "**Offeror**") to purchase all of the issued and outstanding common shares of Independent Nickel (the "**Common Shares**") on the basis of one and one-tenth of one (1.1) common share of Victory ("**Victory Shares**") for each one (1) Common Share, upon the terms and subject to the conditions of the Victory Offer contained in Victory's offer and circular dated August 19, 2008 ("**Victory's Offering Circular**"), as varied by a notice of variation dated September 2, 2008 (the "**Notice of Variation**"). Certain information included herein in respect of Independent Nickel and its business, operations and future prospects has been provided to the Board of Directors by the officers of Independent Nickel.

THE VICTORY OFFER

The Victory Offer consists of an offer to purchase all of the outstanding Common Shares on the basis of one and one-tenth of one (1.1) Victory Share for each one (1) Common Share.

The Victory Offer is made only for the Common Shares, and not for any options, warrants or other rights to acquire Common Shares. Any holder of such options, warrants or other rights to purchase Common Shares who wishes to accept the Victory Offer must exercise the options, warrants or other rights and deposit the Common Shares in accordance with the Victory Offer. The support agreement between the Corporation and Victory provides for the exchange of options and warrants of the Corporation. Please see "Arrangements and Agreements of Directors and Officers With Independent Nickel" for a description of the treatment of options of the Corporation and "The Support Agreement" for a description of the treatment of warrants of the Corporation.

The Victory Offer is subject to the minimum condition that at least 66 2/3% of the Common Shares, on a fully-diluted basis, be tendered to the Victory Offer, and a number of other conditions that must be satisfied or waived prior to September 24, 2008, including that the resolution (or any amendment thereto) to be considered at the meeting of the holders of Common Shares that was scheduled to be held September 17, 2008 (the "**Meeting**") respecting the proposed financing of Independent Nickel by any private company or person in the Hunter Dickson group ("**HD**"), which would result in HD holding approximately 57% of the then outstanding Common Shares (assuming the exercise of warrants to be issued in connection with the proposed financing) or any variation thereof (the "**HD Private Placement**") **not** having been approved at the Meeting or any adjournment thereof. Pursuant to a support agreement entered into between the Corporation and Victory on September 2, 2008 (the "**Support Agreement**") such Meeting will be adjourned.

Victory may at its option, and subject to compliance with all applicable laws, effect a compulsory acquisition, as described in Section 6, "Acquisition of Independent Nickel Shares Not Deposited", of Victory's Offering Circular, in respect of the remaining Common Shares not deposited under the Victory Offer.

The expiry time of the Victory Offer is stated to be 6:00 p.m. (Toronto time) on September 24, 2008 (the "**Expiry Time**"), unless the Victory Offer is withdrawn or extended. Reference is made to Victory's Offering Circular and the Notice of Variation for details of additional terms and conditions of the Victory Offer.

DIRECTORS' UNANIMOUS RECOMMENDATION

The Board of Directors believes that the Victory Offer to purchase all of the issued and outstanding Common Shares is in the best interests of Independent Nickel and is fair to the Shareholders. In making this recommendation, the Board of Directors consulted with legal and financial advisors and considered all aspects of the Victory Offer. The Board of Directors identified a number of factors set out below under "Reasons for Recommendation" as being most relevant to its recommendation to Shareholders to accept the Victory Offer.

The Board of Directors has unanimously determined that the Victory Offer is fair to Shareholders and is in the best interests of Independent Nickel.

The Board of Directors of Independent Nickel Corp. **UNANIMOUSLY** **recommends that Shareholders** **ACCEPT** **the Victory Offer and** **TENDER** **their Common Shares to the Victory Offer**

Shareholders should consider the Victory Offer carefully and reach their own decision as to whether to accept or reject the Victory Offer. Shareholders who are in doubt as to how to respond to the Victory Offer should consult with an investment adviser, broker, lawyer or other professional advisor. Shareholders are advised that acceptance of the Victory Offer may have tax consequences and should consult their professional advisors.

Shareholders wishing to accept the Victory Offer should complete the required documents carefully and should refer to Victory's Offering Circular, the Notice of Variation, the "Letter of Transmittal" and, if applicable, procedures for guaranteed delivery described in the "Notice of Guaranteed Delivery."

REASONS FOR RECOMMENDATION

The Board of Directors has carefully reviewed the Victory Offer and believes that the Victory Offer is in the best interests of Independent Nickel and is fair to Shareholders. The principal factors considered by the Board of Directors in determining to **recommend that Shareholders ACCEPT the Victory Offer and TENDER their Common Shares to the Victory Offer** include:

1. The advice received that the Victory Offer is fair from a financial point of view.

On September 2, 2008, Paradigm Capital Inc. ("**Paradigm Capital**") provided an opinion (the "**Fairness Opinion**") to Independent Nickel's special committee of independent directors (the "**Special Committee**") to the effect that, as of that date and subject to the assumptions, limitations, and qualifications set out therein, the Victory Offer is fair, from a financial point of view, to Shareholders.

The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule "A" to this Directors' Circular and should be reviewed and considered in its entirety. Also see "Opinion of the Financial Advisor".

2. The premium to be received by Shareholders is attractive.

Based on the closing price of the Victory Shares on September 2, 2008, the Victory Offer is at a premium of approximately 40.8% to the closing price on the TSX of the Common Shares of $0.25 on August 18, 2008, the last trading day prior to the announcement of the Victory Offer. Based on the closing price of the Victory Shares on September 2, 2008, the Victory Offer represents a premium of 35.8% over the volume weighted average trading price of the Common Shares on the TSX for the 20 trading days ending on August 18, 2008, the last trading day prior to the announcement of the Victory Offer.

3. The Victory Offer is improved over the initial offer.

The Victory Offer represents a 10% increase over Victory's previously announced offer of one Victory Share for each one Common Share.

4. The Victory Offer is superior to the HD Private Placement.

The Special Committee considered a number of factors, including advice from Paradigm Capital, and concluded that the Victory Offer is superior, from a financial point of view, to the HD Private Placement.

5. The Victory Shares provide Shareholders with greater liquidity.

The fully-diluted in-the-money market capitalization of Independent Nickel is $18.4 million as at September 2, 2008, whereas the fully-diluted in-the-money market capitalization of Victory is $65.1 million. Furthermore, the average daily trading value of the Common Shares was $27,000 during the three month period prior to the Offer being made, compared with the average daily trading value of the Victory Shares of $57,000 over the same period.

6. The Corporation and Victory are stronger as a combined entity.

As one merged entity, Independent Nickel and Victory will be stronger financially and operationally, will provide greater access to capital, will be better able to attract management and operational talent, will hold a larger portfolio of nickel assets, and will have a greater ability to acquire additional nickel assets. The combined entity will have greater management depth, with a greater capacity to manage growth. The larger nickel portfolio will provide greater flexibility in allocating resources to projects. As a result, the combined entity will be able to create greater value by combining resources.

7. The Support Agreement provides for two Directors joining the board of directors of Victory and for management integration.

Victory has committed, in the Support Agreement, to appoint two current Directors to the board of directors of Victory. In addition, it has agreed that certain members of management of the Corporation will be offered employment with Victory. Such actions will assist in integrating Independent Nickel's properties into the overall nickel portfolio of the combined entity and will strengthen the management team at Victory.

8. All of the Directors and officers will be accepting the Victory Offer.

All of the Directors and officers of the Corporation holding Common Shares, representing approximately 9% of the Common Shares, have entered into lock-up agreements (the "**Lock-Up Agreements**") to validly tender, subject to the terms of such agreements, their Common Shares to the Victory Offer. See "Lock-Up Agreements".

9. The Corporation retains the ability to respond to Superior Proposals.

Under the Support Agreement, the Board of Directors has reserved the ability to respond to proposals that may deliver greater value to the Shareholders than the Victory Offer provided that it pays a break fee of $600,000 to Victory.

10. The break fee is reasonable in the circumstances.

The termination payment of $600,000 that may become payable by the Corporation to Victory in certain circumstances described in the Support Agreement is reasonable in relation to the size of the proposed transaction and similar fees paid in comparable transactions. Such payment represents approximately 2.8% of the fully-diluted in-the-money market capitalization of the Corporation at a price per Victory Share of $0.32 being the closing price on September 2, 2008. See "The Support Agreement".

11. There are no competing offers.

Since the first announcement of the Victory Offer on August 19, 2008 no alternative offer or proposal has been made to or discussed with the Corporation.

12. Other factors.

The Board of Directors has also considered the Victory Offer with reference to the financial condition and results of operations of Independent Nickel, as well as its prospects and available strategic alternatives.

As a result of the foregoing reasons, the Board of Directors unanimously recommends that holders of Common Shares ACCEPT the Victory Offer and TENDER their Common Shares to the Victory Offer.

PRIOR DEALINGS WITH VICTORY

In December of 2006, Kerry Knoll and Thomas Obradovich, both Directors of Independent Nickel, arranged to meet with Rene Galipeau, then Chief Executive Officer of Victory's predecessor Nuinsco Resources Limited ("**Nuinsco**"), to initiate a discussion with Nuinsco regarding the acquisition by Independent Nickel of Nuinsco's Minago property. These discussions did not involve any significant exchange of information and did not result in any transaction involving the two companies. Victory subsequently acquired Nuinsco's Minago, Mel and Lac Rocher properties pursuant to a plan of arrangement.

On April 16, 2007, Independent Nickel signed a binding letter of intent (the "**Letter Agreement**") with Black Hawk Mining Inc. ("**Black Hawk**"), a wholly owned subsidiary of Glencairn Gold Corporation ("**Glencairn**"), to acquire a royalty on Victory's Minago property (the "**Minago Royalty**"). On April 17, 2007, Richard Murphy, Independent Nickel's Chief Executive Officer, advised Mr. Galipeau that Independent Nickel had entered into the Letter Agreement to acquire the Minago Royalty.

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On or about April 18, 2007, Mr. Murphy and Independent Nickel's Chief Financial Officer, Guy Mahaffy, attended the offices of Victory to meet with Mr. Galipeau and Victory's Chief Financial Officer, Bob Wardell, to discuss the Minago project.

On or about May 9, 2007, Mr. Murphy and Mr. Obradovich met with Mr. Galipeau to have preliminary discussions regarding a possible merger or similar transaction. As a follow up, Independent Nickel furnished Mr. Galipeau with an analysis prepared by Independent Nickel of public companies holding Manitoba nickel resources. On May 11, 2007, Independent Nickel and Victory signed a confidentiality agreement with a view to pursuing a possible merger or other form of transaction. It was proposed that Independent Nickel's management continue as management of the combined entity. Several days later both parties commenced due diligence investigations of the other. On May 15, 2007, Victory terminated merger discussions.

On June 21, 2007, Independent Nickel completed the acquisition of the Minago Royalty from Glencairn.

In January 2008, Independent Nickel approached Victory to participate in discussions on joint bioleaching of nickel sulphide concentrates in Manitoba. Limited discussions regarding economic and technical aspects of bioleaching nickel sulphide concentrates in Manitoba occurred, but no progress was made towards any agreement.

RESPONSE TO THE VICTORY OFFER

On August 19, 2008, Victory published advertisements in *The Globe and Mail* and in *La Presse* officially commencing a take-over bid for the Common Shares. The consideration offered at that time was one (1) Victory Share for each one (1) Common Share.

The Board of Directors received advice with respect to their legal responsibilities in connection with the Victory Offer from Cassels Brock & Blackwell LLP ("**CBB**") and the Board of Directors appointed a Special Committee to establish and supervise the process to be carried out by Independent Nickel and its professional advisors in dealing with the Victory Offer, to make a recommendation to the Board of Directors, to seek out and consider such alternative transactions as the Special Committee deemed advisable to maximize Shareholder value and to ensure such process was fair and equitable. The Special Committee is comprised of Ronald Arnold, Kerry Knoll and Thomas Obradovich.

The Special Committee retained Paradigm Capital as its financial advisor to assist in evaluating the Victory Offer and to advise on options and alternatives to the Victory Offer that may be available and that would maximize Shareholder value and be in the best interests of Independent Nickel and the Shareholders. Paradigm Capital had previously been engaged by the Corporation to provide certain financial and other advice to the management and Board of Directors regarding potential transactions with strategic corporate investors. The agreement was in effect from November 2006 to March 2008, during which time Paradigm Capital investigated and analyzed various opportunities for strategic investment into the Corporation. No specific transaction was completed during that time in regards to which Paradigm Capital acted in any capacity as agent or advisor.

The Special Committee had several meetings and discussions with Paradigm Capital and CBB between August 19, 2008 and August 28, 2008 to review the terms of the Victory Offer and to discuss other strategic alternatives available to Independent Nickel, including the HD Private Placement. In addition, members of the Special Committee had independent discussions with management of Independent Nickel and CBB related to the Victory Offer and made such other independent investigation as they have considered necessary to complete their review and formulate their recommendation regarding the Victory Offer.

On August 28, 2008, Paradigm Capital provided a presentation to the Special Committee on the original Victory offer (i.e., the purchase all of the outstanding Common Shares on the basis of one (1) Victory Share for each one (1) Common Share). Paradigm Capital compared the original Victory offer and the HD Private Placement. Having received the presentation from Paradigm Capital, the Special Committee deliberated and concluded that it would be appropriate to directly negotiate with Victory to see if the original offer could be improved. Victory was receptive to direct negotiation. Over the next four days, management of the Corporation and members of the Special Committee negotiated with Victory, directly and through their respective counsel, the Support Agreement, pursuant to which Victory agreed to increase the consideration offered in the Offer to 1.1 Victory Shares for each Common Share. The agreement negotiated would also permit the Corporation to respond to Superior Proposals (as defined in Victory's Offering Circular) and to enter into an agreement to support a Superior Proposal upon the payment of a break fee to Victory in the amount of $600,000. The Corporation also obtained the agreement of Victory to appoint two Directors as directors of Victory and to substitute options to purchase Victory Shares for options to purchase Common Shares held by management and Directors of the Corporation. See "The Support Agreement" below.

At a meeting of the Special Committee held on September 2, 2008, Paradigm Capital provided an opinion to the Special Committee to the effect that, as of that date and subject to the assumptions, limitations and qualifications set out therein, the consideration offered to Shareholders pursuant to the Victory Offer was fair, from a financial point of view, to Shareholders. The Special Committee unanimously determined to recommend that the Board of Directors authorize the Corporation to enter into the Support Agreement and recommend that Shareholders tender their Common Shares to the Victory Offer. Later on September 2, 2008, the Board of Directors reviewed the Victory Offer and the Support Agreement, received advice from counsel, and considered the recommendation of the Special Committee and other factors described above under the heading "Reasons for Recommendation". The Board of Directors determined that the consideration per Common Share offered pursuant to the Victory Offer is fair to the Shareholders, and that the Victory Offer is in the best interests of the Corporation and is fair to Shareholders, and voted to approve the Support Agreement and to recommend that Shareholder accept the Offer. The vote was unanimously passed by all Directors. At the same meeting, the Board of Directors approved this Directors' Circular and authorized its mailing to Shareholders. The Support Agreement was executed by the Corporation and Victory late in the day on September 2, 2008.

THE SUPPORT AGREEMENT

On September 2, 2008, the Corporation and Victory entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which the Offer will be made and that the Corporation has agreed to support the Offer and not solicit any competing proposals.

The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Support Agreement. The Support Agreement has been filed by the Corporation and Victory with the Canadian securities regulatory authorities and is available at *www.sedar.com.*

Defined terms used in this section not otherwise defined in this Directors' Circular shall have the meaning ascribed to them in Victory's Offering Circular.

Independent Nickel and the Offeror have entered into the Support Agreement pursuant to which the Offeror has agreed to make the Offer. Independent Nickel has represented to the Offeror in the Support Agreement, among other things, that its board of directors has received advice from Paradigm Capital Inc. that the Offer is fair from a financial point of view to the Shareholders, and that its board of directors has unanimously (i) approved the entering into of the Support Agreement, (ii) determined that the Offer is in the best interests of Independent Nickel and its Shareholders, and (iii) determined to recommend that the Shareholders accept the Offer.

Until the Take-Up Date or the earlier termination of the Support Agreement, Independent Nickel has agreed to, and to cause each of its subsidiaries to, conduct its and their respective businesses only in, and not to take any action except in, the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable laws. Independent Nickel is also specifically prohibited from taking certain actions without the consent of the Offeror, including issuing any securities or incurring any indebtedness other than in the ordinary course.

Independent Nickel has agreed not to, and to cause each of its subsidiaries not to, (a) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries or proposals regarding any Acquisition Proposal, and (b) subject to certain exceptions, provide any material non-public information to, continue or participate in any discussions or negotiations relating to any such transactions with, or otherwise co-operate with or assist or facilitate, encourage or participate in any effort to take such action by, any person. These restrictions do not, however, prevent the board of directors of Independent Nickel from responding to an Acquisition Proposal that it reasonably believes may be a Superior Proposal or recommending to the Shareholders a Superior Proposal.

Provided that there has been no breach or non-performance by the Offeror in any material respect of any of its representations, warranties or covenants in the Support Agreement, Independent Nickel is obligated to pay the Offeror the amount of $600,000 (the "**Non-Completion Fee**") in circumstances where (a) the board of directors of Independent Nickel has withdrawn or, in any manner adverse to the Offeror, redefined, modified or changed any of its recommendations in favour of the Offer referred to in the Support Agreement prior to the Expiry Time, or has resolved or proposed publicly to do so, (b) a *bona fide* Acquisition Proposal for the Common Shares is publicly announced or commenced prior to the Expiry Time and the board of directors of Independent Nickel shall have failed to reaffirm and maintain its recommendation of the Offer within 5 business days after the announcement or commencement of the Acquisition Proposal (or in the event that the Offer shall be scheduled to expire within such period, prior to the scheduled expiry of the Offer), (c) prior to the Expiry Time the board of directors of Independent Nickel shall have recommended that the Shareholders deposit their Common Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal, (d) Independent Nickel shall have entered into an agreement (other than any confidentiality agreement entered into prior to the date of the Support Agreement and, any confidentiality agreement entered into on or after the date of the Support Agreement which contains standstill provisions no less favourable to the third party than those contained in the confidentiality agreement between Independent Nickel and the Offeror) with any person with respect to an Acquisition Proposal prior to the Expiry Time and the Offeror does not exercise its right to make an amended offer pursuant to the Offeror's right to amend the Offer under the Support Agreement, (e) an Acquisition Proposal is publicly announced, proposed, offered or made to the Shareholders or to Independent Nickel prior to the Expiry Time and, upon the Expiry Time, the Minimum Tender Condition has not been satisfied or waived, and, on or prior to the date which is 6 months subsequent to the Expiry Time, Independent Nickel shall have entered into any agreement (other than any confidentiality agreement described in (d) above) in respect of such Acquisition Proposal or such Acquisition Proposal shall have been otherwise consummated, or (f) Independent Nickel fails to comply fully with, in all material respects, or breaches, in any material respect, certain of its covenants made in the Support Agreement.

Independent Nickel has agreed not to enter into any agreement (other than a confidentiality agreement described in item (d) of the paragraph above) regarding a Superior Proposal or release the party making a Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer, without providing the Offeror with an opportunity of not less than five business days from the date Independent Nickel gives notice to the Offeror that it has determined an Acquisition Proposal constitutes a Superior Proposal to amend the Support Agreement and, if applicable, the Offer to provide sufficient value to Shareholders such that such Acquisition Proposal no longer constitutes a Superior Proposal. Independent Nickel has covenanted to provide the Offeror with all material terms and conditions of any agreement relating to a Superior Proposal at least five business days prior to its proposed execution of any such agreement.

The Support Agreement may be terminated in limited circumstances, including (a) by Independent Nickel, if the Offeror has not mailed the Original Offer and Notice of Variation to Shareholders on or before 11:59 p.m. (Toronto time) on September 3, 2008 (other than because certain conditions set forth in the Support Agreement having not been satisfied or waived by the Offeror); (b) by Independent Nickel, if the Offeror has not taken up and paid for the Common Shares deposited under the Offer on or before the date which is 75 days following the date of the Offer, unless, in certain circumstances, the failure of the Offeror to take up and pay for the Common Shares arises as a result of a default by Independent Nickel of any covenant or obligation of Independent Nickel under the Support Agreement or as a result of any representation or warranty of Independent Nickel under the Support Agreement being untrue or incorrect; (c) by either the Offeror or Independent Nickel in the event that the Non-Completion Fee referred to above becomes payable and is in fact paid by Independent Nickel and received by the Offeror; (d) by Independent Nickel or the Offeror, in the event that the other shall not have complied with or performed, in all material respects, its respective covenants and obligations contained in the Support Agreement to be complied with or performed at or prior to the Expiry Time, or any representations or warranties of the other under the Support Agreement are not true and correct, in all material respects (or in the case of representations and warranties qualified by reference to a material adverse effect, true and correct in all respects), at or prior to the Expiry Time provided that the party in breach has been given notice thereof, and five days to cure any such misrepresentation or failure to comply or perform; (e) by mutual written consent of the parties; (f) by the Offeror, if certain conditions in the Support Agreement have not been satisfied or waived by the Offeror by the time provided for in the Support Agreement; or (g) by the Offeror, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of certain conditions in the Support Agreement not being satisfied and which have not been waived by the Offeror.

The Support Agreement provides for the exchange of options and warrants of Independent Nickel. With respect to warrants of Independent Nickel, Victory Nickel has agreed to use reasonable commercial efforts to take all steps (including seeking all necessary regulatory approvals and executing assumption agreements) to ensure that all warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction or Compulsory Acquisition will, as part of (or as a result of) such Subsequent Acquisition Transaction or Compulsory Acquisition, become securities of Victory Nickel exercisable to purchase Victory Shares on the basis that each such warrant shall become a warrant to acquire 1.1 Victory Shares (with the aggregate number of all such Victory Shares per outstanding certificate being rounded down to the nearest whole number) at an exercise price per Victory Share equal to the exercise price per Common Share of that warrant immediately prior to the Expiry Time divided by 1.1, rounded up to the nearest whole cent and otherwise exercisable in accordance with its terms, including that all such warrants will have the same expiry date and provisions as the corresponding warrants. Please see "Arrangements and Agreements of Directors and Officers With Independent Nickel" for a description of the treatment of Options.

LOCK-UP AGREEMENTS

Defined terms used in this section not otherwise defined in this Directors' Circular shall have the meaning ascribed to them in Victory's Offering Circular.

The Offeror has entered into the Lock-Up Agreements with each of the directors and officers of Independent Nickel (each, a "**Locked-Up Shareholder**") pursuant to which each Locked-Up Shareholder has agreed to deposit under the Offer the Common Shares beneficially owned by him or her (representing an aggregate of 5,337,187 Common Shares or approximately 9% of the outstanding Common Shares), and not withdraw them except in limited circumstances. In addition, each Locked-Up Shareholder has agreed, with respect to any options, warrants and other rights and securities convertible into, or exercisable or exchangeable for, Common Shares or securities convertible into, or exercisable or exchangeable for, Common Shares (collectively, the "**Convertible Securities**"), to tender to the Offer all of the Common Shares issued in connection with any exercise of such Convertible Securities prior to the expiry of the Offer (the Locked-Up Shareholders have indicated that they hold Convertible Securities exercisable for approximately 5,740,000 Common Shares).

Each of the Locked-Up Shareholders has agreed (a) to tender (or cause to be tendered) the Common Shares held by him or her (and any Common Shares acquired from the date of the Lock-Up Agreement until the expiry of the Offer through the exercise of Convertible Securities or otherwise) to the Offer, (b) to vote (or cause to be voted) the Common Shares held by him or her at any meeting of Shareholders called to propose a resolution or transaction which would in any manner frustrate, prevent, delay or nullify the Offer or any of the other transactions contemplated by the Support Agreement, against such resolution or transaction, except to the extent that any such resolution or transaction shall have been approved or recommended by the board of directors of Independent Nickel in a manner consistent with its obligations under the Support Agreement, (c) not to sell, assign, convey, encumber or otherwise dispose of any of the Common Shares or Convertible Securities held by him or enter into any contract, option or other arrangement in respect thereto provided that the Shareholder shall be entitled to assign or otherwise dispose of Options granted to it pursuant to any of Independent Nickel's stock option plans in accordance with the terms of the applicable stock option plan provided that the assignee or other transferee executes and delivers a Lock-Up Agreement to the Offeror in respect of such Options, and (d) at the expense of the Offeror, to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as the Offeror may reasonably request for the purpose of effectively carrying out the matters contemplated by the Lock-Up Agreement.

In the event that an Acquisition Proposal is made which Independent Nickel determines to be a Superior Proposal, unless the Offeror amends the Support Agreement and, if applicable, the Offer (in accordance with its right to respond under Section 5.3 of the Support Agreement) to provide sufficient value to Shareholders such that such Acquisition Proposal no longer constitutes a Superior Proposal, a Locked-Up Shareholder shall no longer be required to tender his or her Common Shares to the Offer and may withdraw any such Common Shares tendered to the Offer, and the Locked-Up Shareholder may tender his or her Common Shares to the Superior Proposal or otherwise deal with such Common Shares in any manner as the Shareholder may determine. Further, in the event that fewer than 66⅔% of the issued and outstanding Common Shares (on a fully-diluted basis) are tendered to the Offer and the Offeror waives the Minimum Tender Condition to take up the Common Shares that have been tendered, each Locked-Up Shareholder shall be entitled to withdraw his or her Common Shares tendered to the Offer.

Each of the Locked-Up Shareholders also agrees (a) not to solicit, initiate, facilitate, promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, directly or indirectly, any person other than the Offeror relating to his or her Common Shares or

Convertible Securities, or concerning any transaction involving Independent Nickel or any of its subsidiaries or permit any of the Locked-Up Shareholders' officers, directors, employees, agents or representatives to do likewise on the Locked-Up Shareholders' behalf, and (b) not to initiate, propose, assist or participate in any solicitation of Shareholders, nor to induce or attempt to induce any other person to initiate any transaction which may reasonably be expected to reduce the likelihood of the Offer being successfully completed.

The full text of the Lock-Up Agreements have been filed by both Victory and Independent Nickel with the Canadian securities regulatory authorities and is available through the SEDAR website at www.sedar.com.

OPINION OF THE FINANCIAL ADVISOR

On September 2, 2008, Paradigm Capital provided an opinion to the Special Committee to the effect that, as of that date and subject to the assumptions, limitations and qualifications contained therein, the consideration under the Victory Offer was fair, from a financial point of view, to the Shareholders.

The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule "A" to this Directors' Circular. The Fairness Opinion is not a recommendation as to whether or not Shareholders should reject the Victory Offer. The Fairness Opinion was one of a number of factors taken into consideration by the Special Committee and the Board of Directors in making their unanimous determination that the Victory Offer is fair to Shareholders and is in the best interests of Independent Nickel and its Shareholders and to recommend that Shareholders accept the Victory Offer.

Pursuant to the terms of its engagement letter with Independent Nickel, Paradigm Capital is to be paid a fee for its services in providing the Fairness Opinion. Independent Nickel has also agreed to indemnify Paradigm Capital against certain liabilities.

Shareholders are urged to read the Fairness Opinion in its entirety. See Schedule "A" to this Directors' Circular.

DIRECTORS AND OFFICERS OF INDEPENDENT NICKEL AND OWNERSHIP OF SECURITIES OF INDEPENDENT NICKEL

Authorized and Outstanding Securities of Independent Nickel

The authorized capital of Independent Nickel consists of an unlimited number of Common Shares. As at September 2, 2008, the issued and outstanding capital of Independent Nickel consisted of 60,613,738 Common Shares. In addition, as of September 2, 2008, 6,040,000 Common Shares are reserved for issuance pursuant to outstanding stock options (**"Options"**) and 7,280,497 Common Shares are reserved for issuance pursuant to outstanding warrants (**"Warrants"**).

Directors and Officers

The names and positions of the Directors and officers of Independent Nickel and the respective number of securities (including Options) of Independent Nickel beneficially owned or over which control or direction is exercised, as at the date hereof, by each such Director or officer and, after reasonable enquiry, by their respective associates or affiliates, each associate and affiliate of Independent Nickel, each insider of Independent Nickel other than Director or officer, and any person or company acting jointly or in concert with Independent Nickel are as follows:

Name and Province/ Country of Residence	Position Held	Number of Common Shares[1][2]	Percentage of Outstanding Common Shares	Number of Options[1][3]	Percentage of Outstanding Options
Kerry Knoll Ontario, Canada	Director	1,356,334	2.2%	650,000	10.8%
Thomas J. Obradovich Ontario, Canada	Director and Non-Executive Chairman	307,500	<1%	700,000	11.6%
Guy Mahaffy Ontario, Canada	Chief Financial Officer, Secretary and Director	234,666	<1%	950,000	15.7%
Richard Murphy Ontario, Canada	President, Chief Executive Officer and Director	832,332	1.3%	1,050,000	17.4%
Ronald Arnold Ontario, Canada	Director	547,550	<1%	650,000	10.8%
Conrad K. Swanson British Columbia, Canada	Director	1,741,124	2.9%	600,000	9.9%
Wayne Whymark Ontario, Canada	Director	495,167	<1%	600,000	9.9%
Danniel Oosterman Ontario, Canada	Vice-President, Exploration	12,000	<1%	590,000	9.8%

(1) The number of Common Shares and Options beneficially owned or over which control or direction is exercised has been provided by each person listed.
(2) Includes Common Shares beneficially owned or over which control or direction is exercised by an associate of the person.
(3) Includes Options beneficially owned or over which control or direction is exercised by an associate of the person.

ACCEPTANCE OF THE VICTORY OFFER

Each of the Directors and officers of Independent Nickel has indicated that he currently intends to tender all of his Common Shares to the Victory Offer, and in that regard, each has entered into a Lock-up Agreement. To the knowledge of the Directors and officers of Independent Nickel, after making reasonable enquiries, each associate or affiliate of a Director or officer of Independent Nickel, if any, intends to tender all of his or her Common Shares to the Victory Offer.

The Directors are not aware of any associate or affiliate of Independent Nickel that holds Common Shares. The Directors are not aware of any insider of Independent Nickel, other than a Director or officer. No person or company is acting jointly or in concert with Independent Nickel.

OWNERSHIP OF SECURITIES OF VICTORY

Other than as set forth below, none of Independent Nickel, the Directors or the officers of Independent Nickel, nor, to the knowledge of the Directors and the officers of Independent Nickel, after reasonable enquiries, any associate or affiliate of any insider of Independent Nickel, any affiliate or associate of Independent Nickel, any insider of Independent Nickel, other than a Director or officer of Independent Nickel, or any person or company acting jointly or in concert with Independent Nickel beneficially owns or exercises control or direction over any securities of Victory. Mr. Kerry Knoll, a Director, beneficially owns or exercises discretion or control over 115,000 Victory Shares.

ARRANGEMENTS AND AGREEMENTS OF DIRECTORS AND OFFICERS WITH VICTORY

There are no agreements, commitments or understandings made or, to the knowledge of the Directors and officers, proposed to be made between Victory and any of the Directors or any of the officers of Independent Nickel including any agreement, commitment or understanding pursuant to which a payment or other benefit is proposed to be made or given by way of compensation for loss of office or as to any such person remaining in or retiring from office if the Victory Offer is successful. No Director or officer of Independent Nickel is a director or officer of Victory or of any subsidiary of Victory.

ARRANGEMENTS AND AGREEMENTS OF DIRECTORS AND OFFICERS WITH INDEPENDENT NICKEL

Except as disclosed below, there are no agreements, commitments or understandings made or proposed to be made between Independent Nickel and any of the Directors or officers of Independent Nickel including any agreement, commitment or understanding pursuant to which a payment or other benefit is proposed to be made or given by way of compensation for loss of office or as to any such person remaining in, or retiring from, office if the Victory Offer is successful.

Option Plans

All currently outstanding Options are exercisable.

Following the date that the Common Shares are taken up and paid for by Victory (the "**Take-up Date**"), provided that Victory has taken-up and paid for at least 50.1% of the outstanding Common Shares (on a fully-diluted basis) and received all applicable regulatory approvals, each Option that is outstanding and has not been duly exercised prior to the Take-up Date, shall be exchanged for a fully vested option (each, a "**Replacement Option**") to purchase from Victory the number of Victory Shares (rounded down to the nearest whole share) equal to: (i) 1.1 multiplied by (ii) the number of Common Shares subject to such Option immediately prior to the Take-up Date. Such Replacement Option shall provide for an exercise price per Victory Share (rounded up to the nearest whole cent) equal to: (i) the exercise price per Common Share otherwise purchasable pursuant to such Option; divided by (ii) 1.1. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Option for which it was exchanged, and shall be governed by the terms of the applicable stock option plan, except for the provisions in the applicable stock option plan that related to the early termination of an Option as a result of the cessation of the optionee's position as an director, officer or employee of the Corporation (or any successor) shall be amended to provide that an officer or employee whose employment is terminated (other than for cause or by reason of death) or a director who ceases to be a director (other than by reason of death) may exercise his or her Replacement Option during the period ending on the expiry of the exercise period under the original Option. Prior to the Take-up Date, Victory shall take all corporate action necessary to reserve for issuance a sufficient number of Victory Shares for delivery upon the exercise of the Replacement Options that will be so issued.

Employment Agreements

The Corporation entered into employment agreements with Mr. Murphy, as President and Chief Executive Officer, and Mr. Mahaffy, as Chief Financial Officer and Secretary, in October 2007. These agreements both provide for an indefinite term of employment. The agreements may be terminated by the Corporation without notice and without payment of any amounts in the case of just cause, which includes material breach of their duties under their individual agreements. The base salary for Mr. Murphy is $120,000 per year and for Mr. Mahaffy is $96,000 per year. Mr. Mahaffy devotes 80% of his time to the Corporation. If, in the case of a change of control of the Corporation (generally, the acquisition of more than 50% of the voting rights attached to the Common Shares and at least one-half of the board of directors being changed as a result), or within 12 months of such change of control, the Corporation terminates the executive other than for just cause or there occur certain other changes in the nature and terms of executive's position following which the executive elects to terminate the agreement, then the executive will be entitled to 24 months' salary, plus accrued vacation pay. In addition, any unvested stock options will vest and be exercisable until the termination date of the relevant option. As well, the executive will be entitled to participate in any employment benefit plans for up to two (2) years following termination.

INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL CONTRACTS OF VICTORY

None of the Directors or officers of Independent Nickel, nor any of their respective associates, or, to the knowledge of the Directors or officers, after reasonable inquiry, any person or company owning more than 10% of any class of equity securities of Independent Nickel, has any interest in any material contract to which Victory is a party.

TRADING IN SECURITIES OF INDEPENDENT NICKEL

None of Independent Nickel, the Directors, officers, or other insiders of Independent Nickel, nor to the knowledge of any of the foregoing, after reasonable enquiry, any associate or affiliate of an insider of Independent Nickel, any affiliate or associate of Independent Nickel, or any person or company acting jointly or in concert with Independent Nickel has traded in any securities of Independent Nickel during the six month period preceding the date of this Directors' Circular except as set out below:

Name	Nature of Trade	Date of Trade	Number of Common Shares	Price Per Common Share (Cdn.$)
Richard Murphy	Purchase	May 1, 2008	32,000	0.32

ISSUANCES OF SECURITIES OF INDEPENDENT NICKEL

Except as disclosed below, no Common Shares or securities convertible into Common Shares have been issued by Independent Nickel to any of the Directors, officers, or other insiders of Independent Nickel during the two year period preceding the date of this Directors' Circular.

Name	Date of Issue	Securities Issued	Number of Securities	Price Per Security (Cdn.$)[1]
Kerry Knoll	December 22, 2006	Common Shares	240,000	0.35
	May 7, 2007	Common Shares	250,000	1.00
	June 27, 2007	Common Shares	20,000	0.30
	August 10, 2007	Common Shares	33,334	0.30
	September 26, 2007	Common Shares	500,000	0.44
	March 5, 2007	Options	250,000	0.90
	March 3, 2008	Options	200,000	0.31
	August 1, 2008	Options	50,000	0.29
Guy Mahaffy	December 22, 2006	Common Shares	100,000	0.35
	February 6, 2007	Common Shares	66,666	0.30
	August 29, 2006	Options	150,000	0.35
	March 5, 2007	Options	400,000	0.90
	March 3, 2008	Options	200,000	0.31
	August 1, 2008	Options	100,000	0.29
Danniel Oosterman	August 29, 2006	Options	45,000	0.35
	February 22, 2007	Common Shares	50,000	0.25
	March 5, 2007	Options	115,000	0.90
	March 3, 2008	Options	90,000	0.31
	May 1, 2008	Options	150,000	0.31
	May 6, 2008	Options	40,000	0.41
	May 21, 2008	Options	50,000	0.53
Ronald Arnold	August 29, 2006	Options	50,000	0.35
	December 22, 2006	Common Shares	143,000	0.35
	March 5, 2007	Options	241,244	0.90
	March 3, 3008	Options	200,000	0.31
	August 1, 2008	Options	50,000	0.29
Richard Murphy	August 29, 2006	Options	100,000	0.35
	December 22, 2006	Common Shares	100,000	0.35
	February 6, 2007	Common Shares	133,332	0.30
	March 5, 2007	Options	300,000	0.90
	March 3, 2008	Options	200,000	0.31
	June 12, 2008	Common Shares	300,000	0.35
	August 1, 2008	Options	300,000	0.29

39

Name	Date of Issue	Securities Issued	Number of Securities	Price Per Security (Cdn.$)[1]
Conrad K. Swanson	June 27, 2007	Common Shares	200,000	0.30
	December 8, 2007	Common Shares	337,500	0.30
	March 5, 2007	Options	5,000	0.90
	March 3, 2008	Options	200,000	0.31
	August 1, 2008	Options	260,000	0.29
Thomas J. Obradovich	March 5, 2007	Options	341,244	0.90
	March 3, 2008	Options	200,000	0.31
	August 1, 2008	Options	50,000	0.29
Wayne Whymark	December 22, 2006	Common Shares	85,000	0.35
	March 5, 2007	Options	80,000	0.90
	June 11, 2007	Common Shares	66,666	0.30
	March 3, 2008	Options	200,000	0.31
	August 1, 2008	Options	237,500	0.29

(1) With respect to Options, the price per security reflects the exercise price of such Options.

OTHER TRANSACTIONS

Except as disclosed herein, Independent Nickel is not aware of any negotiations currently being undertaken by Independent Nickel that relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving Independent Nickel or any of its subsidiaries; (b) the purchase, sale or transfer of a material portion of assets by Independent Nickel or any of its subsidiaries; (c) a competing take-over bid; (d) an issuer bid for or other acquisition of securities of Independent Nickel; or (e) any material change in the present capitalization or dividend policy of Independent Nickel.

Notwithstanding the foregoing, the Board of Directors may engage in negotiations in response to the Victory Offer that could have one or more effects specified in the preceding paragraph. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that Independent Nickel may conduct. Accordingly, Independent Nickel does not intend to disclose the possible terms of any such transaction or proposal until an agreement relating thereto has been reached or as otherwise may be required by law.

MATERIAL CHANGES IN THE AFFAIRS OF INDEPENDENT NICKEL

Except for the Victory Offer or as publicly disclosed by Independent Nickel, none of the Directors or officers of Independent Nickel are aware of any material change in the business or affairs of Independent Nickel since June 30, 2008, the date of the last published consolidated interim financial statements of Independent Nickel.

OTHER INFORMATION AND MATTERS

There is no information or matter not already disclosed in this Directors' Circular but known to the Board of Directors which would reasonably be expected to affect the decision of Shareholders to accept or reject the Victory Offer. Independent Nickel's continuous disclosure documents are available on Independent Nickel's SEDAR profile at www.sedar.com.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides securityholders of Independent Nickel with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF PARADIGM CAPITAL INC.

Dated: September 2, 2008

To the Board of Directors of Independent Nickel Corp.

We hereby consent to the references to our firm name and to our opinion contained under the headings "Reasons for Recommendation", "Background to the Victory Offer", "Response to the Victory Offer" and "Opinion of the Financial Advisor" and the inclusion of the text of our opinion dated September 2, 2008 as Schedule "A" to the Directors' Circular dated September 2, 2008. In providing our consent, we do not intend that any person other than the Directors of Independent Nickel shall be entitled to rely upon our opinion.

(Signed) "*Paradigm Capital Inc.*"

CERTIFICATE

Dated: September 2, 2008

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

On behalf of the Board of Directors of Independent Nickel Corp.

(Signed) "Thomas Obradovich"
Director

(Signed) "Kerry Knoll"
Director

SCHEDULE "A"
OPINION OF PARADIGM CAPITAL INC.

Attached.

PARADIGM
CAPITAL

September 2, 2008

The Special Committee of Independent Directors
Independent Nickel Corp.
102-957 Cambrian Heights Drive
Sudbury, ON P3C 5M6

To the Special Committee of Independent Directors:

Paradigm Capital Inc. ("Paradigm Capital") understands that Victory Nickel Inc. ("Victory Nickel") has revised its offer to acquire all of the issued and outstanding shares of Independent Nickel Corp. ("Independent Nickel"). Under the terms of the revised offer (the "Offer"), each shareholder of Independent Nickel is to receive one and one-tenth of one (1.1) Victory Nickel ordinary share for each one (1) Independent Nickel common share if accepted by 66 2/3% holders of Independent Nickel shares prior to 6:00 pm (Toronto time) September 24, 2008. The initial offer was conditional on, among other things, the Hunter Dickinson Proposal (as hereafter defined) not being approved by the shareholders of Independent Nickel at the special meeting of shareholders scheduled for September 17, 2008. The meeting to vote on the Hunter Dickinson Proposal has been adjourned with approval of Victory Nickel. A complete description of the terms of the Offer is set forth in the takeover bid circular between Independent Nickel and Victory Nickel dated August 19, 2008 and the notice of variation and extension dated September 3, 2008.

The Special Committee of Independent Directors to Independent Nickel (the "Special Committee") has retained Paradigm Capital to assist it in evaluating the Offer and to prepare and deliver this opinion (the "Opinion") to the Special Committee as to the fairness of the Offer, from a financial point of view, to the shareholders of Independent Nickel. Paradigm Capital has not prepared a formal valuation (as the term is defined in Multilateral Instrument 61-101) of Independent Nickel or any of its respective securities or assets and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which Independent Nickel securities (before or after completion of the Offer) may trade at any future date.

Paradigm Capital Engagement and Background

Paradigm Capital was engaged by Independent Nickel on August 21, 2008 to act as its financial advisor in connection with Victory Nickel's takeover bid announced on August 19, 2008 (the "Engagement Agreement"). On August 19, 2008 Independent Nickel received an unsolicited takeover bid from Victory Nickel of one (1) Victory Nickel share for each one (1) Independent Nickel share. On August 29, 2008 Victory Nickel revised its takeover bid to one and one-tenth of one (1.1) Victory Nickel share for each one (1) Independent Nickel share.

The terms of the Engagement Agreement provide that Paradigm Capital is to be paid a fee for its services as financial advisor and to be reimbursed for the costs and expenses incurred by Paradigm Capital with respect to this engagement. Independent Nickel has agreed to indemnify Paradigm Capital, its subsidiaries and affiliates, and their respective officers, directors, employees and agents, for certain liabilities arising from the Engagement Agreement. The fee payable to Paradigm Capital for delivery of the Opinion is not contingent upon the closing or completion of the Offer.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892 | Fax (416) 361-0679

PARADIGM
CAPITAL

Subject to the terms of the Engagement Agreement, Paradigm Capital consents to the inclusion of this Opinion in its entirety, together with a summary thereof in a form acceptable to Paradigm Capital, acting reasonably, in documents to be sent to shareholders in connection with the Offer or to be filed with the securities commissions or similar regulatory authorities in each relevant province of Canada.

Credentials and Independence of Paradigm Capital

Paradigm Capital is one of Canada's independent investment banking firms with a sales, trading, research and corporate finance focus providing services for institutional investors and corporations. Paradigm Capital was founded in 1999 and is a member of the Toronto Stock Exchange, the TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada ("IIROC"). Paradigm Capital has participated in many transactions involving both public and private companies.

The Opinion expressed herein represents the opinion of Paradigm Capital and the form and content thereof have been approved for release by a committee of directors and other professionals of Paradigm Capital, each of whom is experienced in mergers, business combinations, divestitures, valuation and fairness opinion matters.

None of Paradigm Capital, its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Ontario Securities Act) or, except as disclosed below, holds any securities of Independent Nickel, or any of their respective associates or affiliates. None of Paradigm Capital, its associates or affiliates, is an insider, associate or affiliate or holds securities of Victory Nickel, or any of their respective associates or affiliates, except for 1,428 common shares of Independent Nickel held by an officer of Paradigm Capital. Paradigm Capital is not an advisor to any person or company other than to the board of directors of Independent Nickel and the Special Committee with respect to the Offer. Paradigm Capital has not previously provided any financial advisory services to Independent Nickel or Victory Nickel or any of their respective associates or affiliates for which it has received compensation in the past twenty-four months, other than from November 2006 to March 2008 when Paradigm Capital acted as financial advisor to Independent Nickel to pursue strategic alternatives.

Paradigm Capital has not previously provided any financial advisory services to Hunter Dickinson Inc. ('Hunter Dickinson"). In the past 24 months Paradigm Capital has acted an underwriter to three companies where Hunter Dickinson has board of director representation: Detour Gold in February 2008, Farallon Resources Ltd. ("Farallon") in December 2006 and January 2008 and Taseko Mines Limited in October 2007. In addition Paradigm Capital participated in a bridge loan to Farallon in March 2007 which subsequently has been repaid. As part of its compensation regarding the Farallon transactions Paradigm Capital received broker warrants which Paradigm still holds 6.1 million.

Paradigm Capital may, however, in the ordinary course of its business, in the future provide financial advisory or investment banking services to Independent Nickel or Victory Nickel from time to time. In addition, in the ordinary course of its business, Paradigm Capital may actively trade common shares and other securities of Independent Nickel and Victory Nickel for its own account and for its client accounts and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Paradigm Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to any of Victory Nickel, Independent Nickel or the Offer, when disclosed.

PARADIGM CAPITAL

Scope of the Review

In connection with this Opinion, Paradigm Capital has reviewed and relied upon and in some cases carried out, among other things, the following:

a) the terms of the Offer as described in the takeover bid circular from Victory Nickel to Independent Nickel dated August 19, 2008;

b) the draft Director's Circular recommending acceptance of Victory Nickel's revised offer reviewed on September 2, 2008;

c) the draft Notice of Variation and Extension to the takeover bid circular reviewed on September 2, 2008;

d) the draft Support Agreement between Victory Nickel and Independent Nickel reviewed on September 2, 2008;

e) Independent Nickel's draft Lock-Up Agreement reviewed on September 2, 2008;

f) Independent Nickel's Information Circular (the "Independent Nickel Information Circular") in connection with the Hunter Dickinson Proposal (as hereinafter defined) dated August 21, 2008;

g) Independent Nickel's Annual Information Form for the fiscal year ended December 31, 2007;

h) Independent Nickel's audited consolidated financial statements and management's discussion and analysis for the fiscal years ended December 31, 2007 and 2006;

i) Independent Nickel's unaudited quarterly consolidated financial statements and management's discussion and analysis as at and for the periods ended June 30, 2008, March 31, 2008, September 30, 2007 and the comparative periods ended June 30, 2007, March 31, 2007 and September 30, 2006, respectively;

j) the technical report prepared by Wardrop Engineering Inc. for Independent Nickel titled "Lynn Lake Nickel Project Prefeasibility Study" dated December 5, 2007;

k) Independent Nickel's Management Information Circulars dated April 17, 2008 and May 17, 2007;

l) Independent Nickel's internal financial models for its assets;

m) Victory Nickel's revised Annual Information Form for the period from inception, February 1, 2007 to December 31, 2007;

n) Victory Nickel's audited consolidated financial statements and management's discussion and analysis for the fiscal year ended December 31, 2007;

o) Victory Nickel's unaudited quarterly consolidated financial statements and management's discussion and analysis as at and for the periods ended June 30, 2008, March 31, 2008, September 30, 2007 and the comparative periods ended

June 30, 2007, March 31, 2007 and the period from inception, February 1, 2007 to June 30, 2007;

p) the technical report prepared by Ted Goettel for Nuinsco Resources Ltd. titled "Technical Report and Mineral Resource Estimate on the Lac Rocher Project" dated December 27, 2006;

q) the technical report prepared by Wardrop Engineering Inc. for Nuinsco Resources Ltd. titled "Minago Preliminary Economic Assessment" dated November 24, 2006;

r) the technical report prepared by Wardrop Engineering Inc. for Victory Nickel titled "Technical Report on the Mel Deposit, Northern Manitoba" dated March 9, 2007;

s) Victory Nickel's Management Information Circulars dated April 11, 2008;

t) Victory Nickel's material change reports dated July 31, 2008 and April 27, 2008;

u) forecasts prepared by Paradigm Capital of the financial and operating performance of the Lynn Lake Property and the Minago Property;

v) discussions with senior officers, advisors and directors of Independent Nickel regarding, among other things, the Offer and forecasts of the financial and operating performance of the Lynn Lake Property and the Minago Property;

w) published research and industry reports on Independent Nickel and Victory Nickel, base metal companies and the base metal sector;

x) public information relating to the business, operations, financial performance and stock trading history of Independent Nickel and Victory Nickel and other selected public companies considered by Paradigm Capital to be relevant;

y) press releases issued by Independent Nickel and Victory Nickel during the one year period ended September 2, 2008;

z) other public filings submitted by Independent Nickel and Victory Nickel to securities commissions or similar regulatory authorities in Canada during the one year period ended September 2, 2008;

aa) oral representations obtained from senior representatives of Independent Nickel as to matters of fact considered by Paradigm Capital to be relevant; and

bb) such other corporate, industry and financial market information, investigations and analyses as Paradigm Capital considered necessary or appropriate in the circumstances.

Paradigm Capital has not, to the best of its knowledge, been denied access by Independent Nickel to any information requested. Paradigm Capital did not meet with the auditors of Independent Nickel or Victory Nickel and has assumed the accuracy and fair presentation of the audited consolidated financial statements of Independent Nickel and Victory Nickel and the reports of the auditors thereon.

PARADIGM
CAPITAL

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the IIROC but the IIROC has not been involved in the preparation or review of this Opinion.

Assumptions and Limitations

With the approval of the board of directors of Independent Nickel and as provided in the Engagement Agreement, Paradigm Capital has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by Independent Nickel and its respective affiliates, associates, advisors or otherwise. We have assumed that this information was complete and accurate as of the date thereof and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. This Opinion is conditional upon such completeness and accuracy. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Independent Nickel as to the matters covered thereby. Senior representatives of Independent Nickel have represented to us, orally as of the date hereof, among other things, that the information, opinions and other materials (the "Information") provided to us by or on behalf of Independent Nickel are complete and correct as of the date of the Information and that, since the date of the Information, except as publicly disclosed, there has been no material change, financial or otherwise, at the Lynn Lake Property or the financial position of Independent Nickel, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect except to the extent disclosed in subsequent Information.

This Opinion is based on the securities markets, economic, general business and financial conditions prevailing as of the date of this Opinion and the conditions and prospects, financial and otherwise, of Independent Nickel, and Victory Nickel as they were reflected in the Information reviewed by us. In its analysis and in preparing this Opinion, Paradigm Capital has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, any of which are beyond control of Paradigm Capital, Independent Nickel, Victory Nickel and any other party involved in connection with the Offer.

Paradigm Capital has also assumed that the final terms of the Offer will be substantially the same as those described by Independent Nickel's senior officers and directors to Paradigm Capital and those contained in the Offer dated September 3, 2008. Finally, Paradigm Capital has assumed that all material governmental, regulatory or other required consents and approvals necessary for the consummation of the Offer will be obtained without any meaningful adverse effect on Independent Nickel or Victory Nickel or the contemplated benefits of the Offer.

This Opinion has been provided for the use of the Special Committee and, if required, for inclusion in other related documents (or a summary thereof in a form acceptable to Paradigm Capital) and may not be used by any other person or relied upon by any other person without the express consent of Paradigm Capital, except as explicitly provided by law. This Opinion is given as of the date hereof and Paradigm Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to Paradigm Capital's attention after the date hereof. This Opinion is limited to Paradigm Capital's understanding of the Offer as of the date hereof and Paradigm Capital assumes no

PARADIGM CAPITAL

obligation to update this Opinion to take into account any changes regarding the Offer after the date hereof.

Opinions of Financial Advisors

In preparing this Opinion, Paradigm Capital performed a variety of financial and comparative analyses, including those described below. The summary of Paradigm Capital's analyses described below is not a complete description of the analyses underlying this Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Paradigm Capital made qualitative judgements as to the significance and relevance of each analysis and factor that it considered. Accordingly, Paradigm Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and this Opinion. This Opinion is not to be construed as a recommendation to any holder of Independent Nickel shares as to whether to accept the Offer. Paradigm Capital expresses no opinion as to whether the Offer is consistent with the best interest of shareholders of Independent Nickel.

In its analyses, Paradigm Capital considered industry performance, general business, economic, market, political and financial conditions and other matters, many of which are beyond the control of Independent Nickel and Victory Nickel. No company, transaction or business used in Paradigm Capital's analyses as a comparison is identical to Independent Nickel or Victory Nickel or the Offer, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the business combination, public trading or other values of the companies, business segments or transactions being analysed. The estimates contained in Paradigm Capital's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Paradigm Capital's analyses and estimates are inherently subject to substantial uncertainty. This Opinion should be read in its entirety. The Opinion is conditional upon the correctness of all of the assumptions indicated herein.

Independent Nickel Overview

Independent Nickel is a Canadian mining company focused on the definition of resources within the past producing Lynn Lake Nickel Mine. Its shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol INI. Independent Nickel's primary asset is the 100%-owned nickel-copper Lynn Lake Project, located in northern Manitoba approximately 320 kilometres ("km") northwest of Thompson, Manitoba. In December 2007, Wardrop Engineering Inc. filed on SEDAR a prefeasibility study for the Lynn Lake Project. The study estimates the net present value ("NPV") of the project to be $131 million at an 8% discount rate at a nickel price of US$9.01 per pound. Life of mine capital costs are estimated to be $289 million. The Lynn Lake Property hosts a Measured and Indicated resource of 16.1 million tons at grades of 0.07% nickel, and 0.04% copper and an Inferred resource of 4.6 million tons at grades of 0.06% nickel and 0.03% copper.

PARADIGM
CAPITAL

Independent Nickel also owns a royalty on Victory Nickel's Minago Property which pays 3% when the price of nickel is greater than $6.00 per pound.

Victory Nickel Overview

Victory Nickel is a Canadian mining company principally engaged in the exploration, development and acquisition of nickel-bearing properties in Canada. Its shares are listed on the TSX under the symbol NI. In February 2007, Niunsco Resources Limited spun out its nickel assets (Minago, Mel and Lac Rocher) to create Victory Nickel. The 100%-owned Minago Property is Victory Nickel's primary property, located 225 km south of Thompson, Manitoba. In 2006, Wardrop Engineering Inc. completed a scoping study for the Minago Property. The study estimates the NPV of the project to be $334 million at an 8% discount rate at a nickel price of US$7.43 per pound. Life of mine capital costs are estimated to be $441 million, including a $41 million contingency. The Minago Property hosts a Measured and Indicated resource of 49 million tonnes grading 0.516% nickel and an additional Inferred resource of 44 million tonnes grading 0.528% nickel.

Fairness Methodology

In connection with this Opinion, Paradigm Capital has performed a variety of financial and comparative analyses, including those described below. In arriving at this Opinion, we have weighted each of these analyses based on our experience and judgement.

In assessing the fairness of the Offer, from a financial point of view, we considered, among other factors, the following items and methodologies relative to Independent Nickel and Victory Nickel and their peer group:

a) Discounted cash flow;
b) Comparable multiple analysis;
c) Precedent transaction analysis;
d) Historical share price trading analysis;
e) Balance sheet analysis; and
f) Other.

Discounted Cash Flow

The discounted cash flow ("DCF") approach considers the present value of the future cash flows generated, incorporating the timing and relative certainty of projected cash flows. The DCF analysis requires that certain assumptions be made regarding, among other things, commodity prices, exchange rates, capital costs, operational costs and discount rates. In addition to considering the present value of the future cash flows generated, Paradigm Capital assigns a value to exploration permits which have not necessarily demonstrated economically viable mineral deposits, but do in the opinion of Paradigm Capital possess the potential for economically viable mineral deposits. To arrive at the net asset values ("NAV") for Independent Nickel and Victory Nickel, liabilities were subtracted from the total value of the assets including financial assets for each respective company.

An appropriate discount rate was selected based on Paradigm Capital's experience valuing mining companies. The discount rate reflects the risk associated with the projected free cash flows and incorporates factors including, but not limited to, the risk-free rate, risks associated with mining, estimated cost of capital for Independent Nickel and Victory Nickel as well as any non-sector risks such as country risk.

PARADIGM CAPITAL

To complete the DCF analysis, Paradigm Capital did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses. Variables used by Paradigm Capital in the sensitivity analyses included, but were not limited to, commodity prices, exchange rates, production rates, discount rates, capital expenditures and operating costs.

Comparable Multiple Analysis

Paradigm Capital reviewed selected comparable public company trading ranges for both Independent Nickel and Victory Nickel in terms of enterprise value ("EV") to pound of nickel equivalent resource, price to NAV and price to book value. Metals are converted into nickel equivalent based on Paradigm Capital's long-term metal price forecasts.

Precedent Transactions

Paradigm Capital reviewed publicly available information on selected merger and acquisition transactions in the mining and nickel sectors, and compared these to the Offer. The analysis of these precedent transactions is not purely mathematical, but involves considerations and judgements concerning, among other things, differences in the comparable transactions, company-specific risk factors, share performance preceding each transaction announcement, and prevailing economic and market conditions, including metal prices.

Historical Share Price Trading Analysis

Paradigm Capital reviewed the historical stock prices of Independent Nickel and Victory Nickel common shares. Paradigm Capital specifically reviewed the 1-year common share price returns; the 5-day, 20-day and 45-day volume weighted average common share price prior to the announcement of the Offer; and the 120-day and the 365-day average common share price prior to September 2, 2008. Paradigm Capital also analysed the trading ratio between the stock price of Independent Nickel and Victory Nickel subsequent to the announcement of the Transaction.

Balance Sheet Analysis

Paradigm Capital reviewed the most recent audited and unaudited financial statements for Independent Nickel and Victory Nickel. Paradigm Capital analyzed book value recorded for Independent Nickel and Victory Nickel. In addition, Paradigm Capital analyzed the working capital and capital structure of Independent Nickel and Victory Nickel and compared these ratios to the peer group.

Other

In the analysis, Paradigm Capital has reviewed and considered the Independent Nickel Information Circular dated August 21 in connection with the proposed investment by Hunter Dickinson (the "Hunter Dickinson Proposal").

Hunter Dickinson is a private Canadian corporation that provides services to companies active around the world in mineral exploration, development and production. The services provided encompass geoscience, engineering, environmental sciences, finance and investment, property acquisition, regulatory and government affairs and community development.

PARADIGM CAPITAL

Conclusion

Based upon and subject to the foregoing and such other factors as Paradigm Capital considered relevant, Paradigm Capital is of the opinion that, as of the date hereof, the Offer is fair, from a financial point of view, to the shareholders of Independent Nickel.

Yours very truly,

Paradigm Capital Inc.

PARADIGM CAPITAL INC.

DOCUMENT 3

Victory Nickel Announces Increase to Offer for Independent Nickel and Independent Nickel Board of Directors Supports Revised Offer

TORONTO, ONTARIO--(Marketwire - September 3, 2008) - Victory Nickel Inc. ("Victory Nickel") (TSX: NI)(www.victorynickel.ca) today announced that Victory Nickel has amended its offer to purchase ("Offer") all of the outstanding common shares of Independent Nickel ("Independent Nickel Shares") by increasing the consideration payable from I (one) common share of Victory Nickel ("Victory Nickel Share") for each 1 (one) Independent Nickel Share to 1.1 (one and one-tenth) Victory Nickel Shares for each 1 (one) Independent Nickel Share (the "Amended Offer"). Victory Nickel has further announced that it has extended the time during which the Offer is open for acceptance until 6:00 p.m. (Toronto time) on September 24, 2008.

A Notice of Variation and Extension has been filed with Computershare Investor Services Inc., the Depositary under the Offer. The Notice of Variation and Extension is being printed and will be mailed to Independent Nickel shareholders, together with the original Offer documents and the directors' circular of Independent Nickel.

Following receipt of a recommendation of the Special Committee of the Board of Directors of Independent Nickel to evaluate the offer, the Board of Directors has unanimously determined that the Amended Offer is fair to shareholders and is in the best interests of Independent Nickel and recommends that shareholders accept the Amended Offer. On September 2, 2008, Paradigm Capital Inc., the financial advisor to the Special Committee, provided a fairness opinion to the effect that, as of that date and subject to the assumptions, limitations, and qualifications set out therein, the Amended Offer is fair, from a financial point of view, to shareholders of Independent Nickel.

Accordingly, on September 2, 2008, Victory Nickel and Independent Nickel entered into a support agreement whereby Independent Nickel has agreed to support the Amended Offer and not to solicit any competing acquisition proposals and Victory Nickel has agreed to increase the consideration payable for the Independent Nickel Shares.

Victory Nickel has also entered into lock-up agreements with each of the directors and officers of Independent Nickel. Under the lock-up agreements, each locked-up shareholder has agreed to tender all of his or her Independent Nickel Shares to Victory Nickel's Amended Offer.

About Victory Nickel Inc.
Victory Nickel Inc. is a Canadian company with three sulphide nickel deposits containing significant 43-101-compliant nickel resources. Victory Nickel is focused on becoming a mid-tier nickel producer by developing its existing properties, Minago and Mel in Manitoba, and Lac Rocher in northwestern Quebec, and by evaluating opportunities to expand its nickel asset base.

Information Agent:
The Information Agent for the Offer is Kingsdale Shareholder Services Inc. at its office in Toronto, Ontario. The depositary for the Offer is Computershare Investor Services Inc. at its office in Toronto, Ontario. Questions and requests for assistance or copies of the offer

documents may be directed to Kingsdale Shareholder Services Inc. at the following contact details:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Number: 1-800-775-3159
Facsimile: 1-416-867-2271
Toll Free Facsimile: 1-866-545-5580
Local/Overseas: 1-416-867-2272
E-Mail: contactus@kingsdaleshareholder.com
Website: www.kingsdaleshareholder.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements." All statements, other than statements of historical fact, that address activities, events or developments that Victory Nickel believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend" and statements that an event or result "may," "will," "can," "should," "could," or "might" occur or be achieved and other similar expressions. These forward-looking statements reflect the current expectations or beliefs of Victory Nickel based on information currently available to Victory Nickel. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of Victory Nickel to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on Victory Nickel. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to successfully complete financings, capital and other costs varying significantly from estimates, production rates varying from estimates, changes in world copper and/or gold markets, changes in equity markets, uncertainties relating to the availability and costs of financing needed in the future, equipment failure, unexpected geological conditions, imprecision in resource estimates, success of future development initiatives, competition, operating performance of facilities, environmental and safety risks, delays in obtaining or failure to obtain necessary permits and approvals from government authorities, and other development and operating risks. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Victory Nickel disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although Victory Nickel believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the offer and circular in accordance with the disclosure requirements of Canada. U.S. shareholders should be aware that such requirements are different from those of the United States. The financial statements to be included or incorporated by reference in the Offer Documents will be prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Victory Nickel is incorporated under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named in the Offer Documents may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Victory Nickel and said persons may be located outside the United States.

U.S. Shareholders should be aware Victory Nickel may purchase securities otherwise than under the Offer, such as in the open market or in privately negotiated purchases.

FOR FURTHER INFORMATION PLEASE CONTACT:
Victory Nickel Inc.
René Galipeau, Vice-Chairman and CEO
Tel: (416) 363-8527
Web: www.victorynickel.ca
Email: admin@victorynickel.ca

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Victory Nickel Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

Victory Nickel Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICTORY NICKEL INC.

By: ____________________
Name: Rene Galipeau
Title: Chief Executive Officer

Date:

END